SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

[redacted]

09047034

25 September 2009

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of the 2009 Interim Report of our Company for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

Encl.

c.c. JP Morgan
- Ms. Carine Kwan

9/30

E\sl\sa\2009 Interim Rpt\Interim Rpt\Ltrs.doc.2

Exemption File No. 82-5006

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

Stock Code: 69

2009
INTERIM
REPORT

CORPORATE INFORMATION

As at 11 September 2009

Board of Directors

Executive Directors

Mr KUOK Khoon Ean
(Chairman and Chief Executive Officer)
Mr LUI Man Shing (Deputy Chairman)
Mr Madhu Rama Chandra RAO

Non-Executive Directors

Mr HO Kian Guan
Mr KUOK Khoon Loong, Edward
Mr Roberto V. ONGPIN
Mr Alexander Reid HAMILTON*
Mr Timothy David DATTELS*
Mr WONG Kai Man, BBS, JP*
Mr Michael Wing-Nin CHIU*
Mr HO Kian Hock
(Alternate to Mr HO Kian Guan)

* *Independent Non-Executive Directors*

Remuneration Committee

Mr KUOK Khoon Ean (Chairman)
Mr Alexander Reid HAMILTON
Mr WONG Kai Man, BBS, JP

Audit Committee

Mr Alexander Reid HAMILTON (Chairman)
Mr HO Kian Guan
Mr WONG Kai Man, BBS, JP

Company Secretary

Ms TEO Ching Leun

Auditor

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor
Prince's Building
Central
Hong Kong

Registered Address

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business

21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Principal Share Registrar

Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Branch Share Registrar in Hong Kong

Tricor Abacus Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

Company's Website

www.shangri-la.com

Financial Information

www.ir.shangri-la.com

The Board of Directors (the "Board") of Shangri-La Asia Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group"), and associates for the six months ended 30 June 2009. These results have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and by the Audit Committee of the Board. The review report of the auditors is set out on page 3.

The consolidated profit attributable to equity holders of the Company for the six months ended 30 June 2009 was US$67.3 million (US2.340 cents per share) compared to US$135.7 million (US4.707 cents per share) in the same period last year.

The Board has declared an interim dividend of **HK6 cents** per share for 2009 (2008: HK14 cents per share) payable on Thursday, 15 October 2009 to shareholders whose names appear on the Registers of Members of the Company on Tuesday, 6 October 2009.

GROUP FINANCIAL HIGHLIGHTS

Consolidated Results

		Six months ended 30 June	
		2009	2008
		Unaudited	Unaudited
Sales	*US$'000*	**533,614**	683,112
Profit attributable to the equity holders of the Company	*US$'000*	**67,264**	135,685
Earnings per share	*US cents*	**2.340**	4.707
	equivalent to *HK cents*	**18.135**	36.479
Dividend per share	*HK cents*	**6**	14
Annualized Return on Equity [Profit attributable to equity holders of the Company for the six months / Average equity attributable to equity holders of the Company × 2]		**3.4%**	6.8%
EBITDA (earnings before net finance income/(costs), tax, depreciation, amortization and non-operating items)	*US$ million*	**124.7**	239.2
EBITDA Margin [EBITDA/Sales]		**23.4%**	35.0%

Consolidated Balance Sheet

		As at	
		30 June	31 December
		2009	2008
		Unaudited	Audited
Total equity	*US$'000*	**4,315,287**	4,251,388
Net assets attributable to the Company's equity holders	*US$'000*	**4,006,747**	3,953,331
Net borrowings (total of bank loans and overdrafts less cash and bank balances)	*US$'000*	**1,758,675**	1,465,259
Net assets per share attributable to the Company's equity holders	*US$*	**1.39**	1.37
Net assets (total equity) per share	*US$*	**1.50**	1.47
Net borrowings to total equity ratio		**40.8%**	34.5%

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central
Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION TO THE BOARD OF DIRECTORS OF SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 4 to 30, which comprises the condensed consolidated balance sheet of Shangri-La Asia Limited (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2009 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The Directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 11 September 2009

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

(All amounts in US dollar thousands)

	Note	As at 30 June 2009 Unaudited	As at 31 December 2008 Audited
ASSETS			
Non-current assets			
Property, plant and equipment	*4*	**3,900,068**	3,789,324
Investment properties	*4*	**593,363**	524,309
Leasehold land and land use rights	*4*	**504,124**	520,794
Intangible assets	*4*	**94,856**	95,452
Interest in associates		**1,382,124**	1,270,364
Deferred income tax assets		**1,956**	1,117
Available-for-sale financial assets	*5*	**4,624**	4,158
Other receivables	*6*	**20,460**	3,683
		6,501,575	6,209,201
Current assets			
Inventories		**31,604**	31,805
Accounts receivable, prepayments and deposits	*7*	**153,824**	191,108
Due from associates		**27,249**	14,244
Financial assets held for trading	*8*	**20,967**	13,326
Cash and bank balances		**452,721**	463,027
		686,365	713,510
Total assets		**7,187,940**	6,922,711
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	*9*	**1,941,729**	1,940,997
Other reserves	*10*	**1,357,260**	1,334,921
Retained earnings			
– Proposed interim/final dividend	*21*	**22,258**	37,090
– Others		**685,500**	640,323
		4,006,747	3,953,331
Non-controlling interests		**308,540**	298,057
Total equity		**4,315,287**	4,251,388

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET *(continued)*

(All amounts in US dollar thousands)

		As at	
		30 June 2009	31 December 2008
	Note	**Unaudited**	Audited
LIABILITIES			
Non-current liabilities			
Bank loans	*11*	**1,647,513**	1,889,273
Derivative financial instruments	*12*	**44,271**	65,916
Due to non-controlling shareholders	*13*	**27,621**	27,012
Deferred income tax liabilities		**210,209**	220,044
		1,929,614	2,202,245
Current liabilities			
Accounts payable and accruals	*14*	**347,427**	404,380
Due to non-controlling shareholders	*13*	**8,301**	6,355
Current income tax liabilities		**18,535**	19,330
Bank loans and overdrafts	*11*	**563,883**	39,013
Derivative financial instruments	*12*	**4,893**	–
		943,039	469,078
Total liabilities		**2,872,653**	2,671,323
Total equity and liabilities		**7,187,940**	6,922,711
Net current (liabilities)/assets		**(256,674)**	244,432
Total assets less current liabilities		**6,244,901**	6,453,633

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(All amounts in US dollar thousands)

		Six months ended 30 June	
		2009	2008
	Note	**Unaudited**	Unaudited
Sales	*3*	**533,614**	683,112
Cost of goods sold	*15*	**(232,672)**	(261,142)
Gross profit		**300,942**	421,970
Other gains/(losses) – net	*16*	**4,527**	(18,777)
Marketing costs	*15*	**(21,514)**	(21,646)
Administrative expenses	*15*	**(49,333)**	(51,887)
Other operating expenses	*15*	**(214,530)**	(202,144)
Operating profit		**20,092**	127,516
Finance (costs)/gain – net	*17*	**(10,848)**	33,586
Share of profit of associates	*18*	**69,118**	32,306
Profit before income tax		**78,362**	193,408
Income tax expense	*19*	**(10,123)**	(47,041)
Profit for the period		**68,239**	146,367
Profit attributable to:			
Equity holders of the Company		**67,264**	135,685
Non-controlling interests		**975**	10,682
		68,239	146,367
Earnings per share for profit attributable to the equity holders of the Company during the period *(expressed in US cents per share)*			
– basic	*20*	**2.340**	4.707
– diluted	*20*	**2.340**	4.693
Dividends	*21*	**22,258**	52,123

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(All amounts in US dollar thousands)

	Six months ended 30 June	
	2009	2008
	Unaudited	Unaudited
Profit for the period	**68,239**	146,367
Other comprehensive income:		
Currency translation differences – subsidiaries	**20,354**	107,808
Currency translation differences – associates	**2,550**	58,696
Other comprehensive income for the period	**22,904**	166,504
Total comprehensive income for the period	**91,143**	312,871
Total comprehensive income attributable to:		
Equity holders of the Company	**89,223**	295,682
Non-controlling interests	**1,920**	17,189
	91,143	312,871

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(All amounts in US dollar thousands)

		Unaudited					
		Attributable to equity holders of the Company					
	Note	Share capital	Other reserves	Retained earnings	Total	Non-controlling interests	Total
Balance at 1 January 2008		1,934,577	1,309,274	638,019	3,881,870	303,458	4,185,328
Currency translation differences		–	159,997	–	159,997	6,507	166,504
Net income recognized directly in equity		–	159,997	–	159,997	6,507	166,504
Profit for the period		–	–	135,685	135,685	10,682	146,367
Total comprehensive income for the six months ended 30 June 2008		–	159,997	135,685	295,682	17,189	312,871
Exercise of share options – allotment of shares	9	4,396	–	–	4,396	–	4,396
Exercise of share options – transfer from option reserve to share premium	9	880	(880)	–	–	–	–
Granting of share options – value of employee service		–	454	–	454	–	454
Payment of 2007 final dividend		–	–	(44,644)	(44,644)	–	(44,644)
Dividend paid and payable to non-controlling shareholders		–	–	–	–	(8,014)	(8,014)
Difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration arising from changes in the Company's ownership interest in subsidiaries		–	–	(11,008)	(11,008)	–	(11,008)
Equity acquired from non-controlling shareholders		–	–	–	–	(7,109)	(7,109)
Equity acquired by non-controlling shareholders		–	–	–	–	348	348
Net change in equity loans due to non-controlling shareholders		–	–	–	–	(218)	(218)
		5,276	(426)	(55,652)	(50,802)	(14,993)	(65,795)
Balance at 30 June 2008		1,939,853	1,468,845	718,052	4,126,750	305,654	4,432,404

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY *(continued)*

(All amounts in US dollar thousands)

		Unaudited					
		Attributable to equity holders of the Company					
	Note	Share capital	Other reserves	Retained earnings	Total	Non-controlling interests	Total
Balance at 1 January 2009		1,940,997	1,334,921	677,413	3,953,331	298,057	4,251,388
Currency translation differences		–	21,959	–	21,959	945	22,904
Net income recognized directly in equity		–	21,959	–	21,959	945	22,904
Profit for the period		–	–	67,264	67,264	975	68,239
Total comprehensive income for the six months ended 30 June 2009		–	21,959	67,264	89,223	1,920	91,143
Exercise of share options – allotment of shares	9	615	–	–	615	–	615
Exercise of share options – transfer from option reserve to share premium	9	117	(117)	–	–	–	–
Payment of 2008 final dividend		–	–	(37,093)	(37,093)	–	(37,093)
Difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration arising from changes in the Company's ownership interest in a subsidiary		–	497	174	671	–	671
Dividend paid and payable to non-controlling shareholders		–	–	–	–	(3,206)	(3,206)
Equity acquired by non-controlling shareholders		–	–	–	–	5,382	5,382
Equity injected by a non-controlling shareholder		–	–	–	–	6,710	6,710
Net change in equity loans due to non-controlling shareholders		–	–	–	–	(323)	(323)
		732	380	(36,919)	(35,807)	8,563	(27,244)
Balance at 30 June 2009		**1,941,729**	**1,357,260**	**707,758**	**4,006,747**	**308,540**	**4,315,287**

CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT

(All amounts in US dollar thousands)

	Unaudited	
	Six months ended 30 June	
	2009	2008
Cash flow from operating activities	**35,131**	112,712
Cash flows from investing activities		
– purchases of property, plant and equipment, investment properties and land use rights	**(257,466)**	(295,110)
– proceeds on disposal of property, plant and equipment	**485**	577
– acquisition of additional interests in associates/a subsidiary	**(20,752)**	(19,624)
– proceeds from disposal of interest in a subsidiary	**–**	1,935
– decrease in short-term bank deposits more than 3 months maturity	**37,368**	15,667
– other investing cash flow – net	**(21,293)**	(15,569)
Net cash used in investing activities	**(261,658)**	(312,124)
Cash flows from financing activities		
– dividend paid	**(38,574)**	(56,520)
– net increase in borrowings	**285,507**	312,370
– other finance cash flows – net	**7,002**	6,633
Net cash generated from financing activities	**253,935**	262,483
Net increase in cash and cash equivalents	**27,408**	63,071
Cash and cash equivalents at 1 January	**406,356**	357,405
Exchange gains on cash and cash equivalents	**158**	10,010
Cash and cash equivalents at 30 June	**433,922**	430,486
Analysis of balances of cash and cash equivalents		
Cash at bank and in hand	**301,356**	253,808
Short-term bank deposits	**151,365**	190,256
Cash and bank balances	**452,721**	444,064
Less: Bank overdrafts	**(120)**	–
Short-term bank deposits more than 3 months maturity	**(18,679)**	(13,578)
Cash and cash equivalents	**433,922**	430,486

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(All amounts in US dollar thousands unless otherwise stated)

1. General information

The Group owns and operates hotels and associated properties; and provides hotel management and related services.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited.

2. Basis of preparation and accounting policies

These unaudited condensed consolidated interim financial statements for the six months ended 30 June 2009 have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

These condensed consolidated interim financial statements should be read in conjunction with the 2008 annual financial statements for the year ended 31 December 2008, which have been prepared in accordance with Hong Kong Financial Reporting Standards. The accounting policies and methods of computation used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2008 except as described below.

Under Amendment to HKAS 40 "Investment Property", property that is being constructed or developed for future use as investment property is classified as investment property before construction or development is completed with effect from 1 January 2009. Investment property is being reviewed for each financial period and carried at fair value. Changes in fair values are recognized in the income statement. For the six months ended 30 June 2009, the Group recognized fair value gains on certain associates' investment properties in an amount of US$91,051,000 and corresponding deferred tax liabilities of US$20,112,000, which resulted in a net credit US$70,939,000 to the share of profit of associates in the consolidated income statement.

The following amendments to standards are relevant to the Group's operation and are mandatory for the financial period beginning 1 July 2009. They have been early adopted by the Group for the financial period beginning 1 January 2008:

HKAS 27 Revised	Consolidated and Separate Financial Statements
HKFRS 3 Revised	Business Combinations

The following new standards, amendments to standards and new interpretations, and the HKICPA's improvements to HKFRS published in October 2008 are relevant to the Group's operation and are mandatory for the financial period beginning 1 January 2009:

HKAS 1 Revised	Presentation of Financial Statements
HKAS 23 Revised	Borrowing Costs
HKAS 32 (Amendment)	Financial Instruments: Presentation
HKFRS 2 (Amendment)	Share-based Payment
HKFRS 8	Operating Segments
HK(IFRIC)-Int 13	Customer Loyalty Programmes
HK(IFRIC)-Int 16	Hedges of a Net Investment in a Foreign Operation

2. Basis of preparation and accounting policies *(continued)*

The above new standards, amendments to standards and new interpretations had no material impact on the presentation of the Group's financial statements except as follows:

HKAS 1 Revised "Presentation of Financial Statements" prohibits the presentation of certain items of income and expenses (that is, 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity. Entities can choose to present one statement of comprehensive income or two statements (the consolidated income statement and statement of comprehensive income). The Group has opted to present two statements for the financial period beginning 1 January 2009.

HKFRS 8 "Operating Segments" replaces HKAS 14 "Segment Reporting". The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. This will result in the segments being reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker. The Company presented its segment information on that basis for the financial period beginning 1 January 2009.

The following amendments to standards and new interpretations, and the HKICPA's improvements to HKFRS published in May 2009 are relevant to the Group's operation but are not effective for 2009 and have not been early adopted:

HKAS 7 (Amendment)	Cash Flow Statements
HKAS 17 (Amendment)	Leases
HKAS 36 (Amendment)	Impairment of Assets
HKAS 38 (Amendment)	Intangible Assets
HKAS 39 (Amendment)	Financial Instruments: Recognition and Measurement
HKFRS 5 (Amendment)	Non-current Assets Held for Sale and Discontinued Operations
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 17	Distributions of Non-cash Assets to Owners
HK(IFRIC)-Int 18	Transfers of Assets from Customers

3. Segment information

The Group is managed on a worldwide basis in the following main segments:

Hotel operation (hotel ownership and operation)

- Hong Kong
- Mainland China
- Singapore
- Malaysia
- The Philippines
- Japan
- Thailand
- Fiji
- Other countries (including Myanmar and Indonesia)

Property rentals (ownership and leasing of office, commercial and serviced apartments)

- Mainland China
- Singapore
- Malaysia
- Other countries (including Thailand and the Republic of Mongolia)

Hotel management

The management assesses the performance of the operating segments based on a measure of the profits after tax. This measurement basis excludes the effects of pre-opening expenses of projects, corporate expenses and other non-operating items such as fair value gains or losses on investment properties, fair value adjustments on monetary items and impairments when the impairment is the result of an isolated non-recurring event.

3. Segment information *(continued)*

Segment income statement
For the six months ended 30 June 2009 and 2008 ***(US$ million)***

	2009		2008	
	Sales *(Note 2)*	**Profit after tax** *(Note 1)*	Sales *(Note 2)*	Profit after tax *(Note 1)*
Hotel operation				
Hong Kong	**84.0**	**15.5**	118.9	31.2
Mainland China	**218.9**	**(6.3)**	241.9	65.3
Singapore	**59.4**	**12.4**	90.4	28.6
Malaysia	**44.0**	**3.3**	60.8	5.5
The Philippines	**64.8**	**(2.0)**	81.8	9.0
Japan	**8.2**	**(9.2)**	–	–
Thailand	**13.6**	**(1.5)**	35.8	4.9
Fiji	**7.0**	**(0.2)**	15.8	1.5
Other countries	**3.8**	**0.7**	3.6	0.8
	503.7	**12.7**	649.0	146.8
Property rentals				
Mainland China	**7.8**	**22.5**	6.0	25.0
Singapore	**6.3**	**4.3**	7.4	5.0
Malaysia	**3.1**	**0.8**	2.9	0.9
Other countries	**1.1**	**0.1**	0.7	–
	18.3	**27.7**	17.0	30.9
Hotel management	**31.5**	**3.4**	44.5	9.5
Total	**553.5**	**43.8**	710.5	187.2
Less: Hotel management – Inter-segment sales	**(19.9)**		(27.4)	
Total external sales	**533.6**		683.1	

3. Segment information *(continued)*

Segment income statement *(continued)*
For the six months ended 30 June 2009 and 2008 ***(US$ million)***

	2009		2008	
	Sales *(Note 2)*	**Profit after tax** *(Note 1)*	Sales *(Note 2)*	Profit after tax *(Note 1)*
Corporate finance costs (net)		**(2.2)**		(6.9)
Land cost amortization and pre-opening expenses for projects		**(22.8)**		(14.4)
Corporate expenses		**(6.1)**		(8.7)
Exchange gains of corporate investment holding companies		**0.2**		5.0
Profit before non-operating items		**12.9**		162.2
Non-operating items				
Fair value gains on investment properties		**70.9**		–
Unrealized gains/(losses) on financial assets held for trading		**7.7**		(19.4)
Fair value gains/(losses) on interest-rate swap contracts		**1.7**		(1.3)
Fair value adjustments on loans from non-controlling shareholders and security deposit on leased premises		**(2.9)**		(0.5)
Reversal of provision for deferred tax due to reduction in income tax rate in the Philippines and Fiji		**11.0**		–
Income tax for shareholding restructuring in Mainland China		**(5.0)**		–
Provision of impairment losses for projects		**(29.0)**		–
Write-off of the net book value of a building upon demolition for the development of an extension project of an associate		**–**		(4.8)
Expenses on share options granted		**–**		(0.5)
Profit attributable to equity holders of the Company		**67.3**		135.7

Notes:

1. Profit after tax includes net of tax results from both associates and subsidiaries after share of non-controlling interests.

2. Sales exclude sales of associates.

3. Segment information *(continued)*

Segment assets

As at 30 June 2009 and 31 December 2008 ***(US$ million)***

	As at 30 June 2009	As at 31 December 2008
Hotel operation		
Hong Kong	**208.3**	215.3
Mainland China	**2,070.9**	1,981.8
Singapore	**467.0**	467.1
Malaysia	**334.5**	324.7
The Philippines	**565.9**	413.8
Japan	**81.3**	–
Thailand	**207.5**	213.8
Fiji	**64.0**	75.1
Other countries	**26.9**	28.0
	4,026.3	3,719.6
Property rentals		
Mainland China	**150.3**	137.5
Singapore	**330.1**	328.5
Malaysia	**78.0**	77.5
Other countries	**42.5**	–
	600.9	543.5
Hotel management	**42.7**	51.8
Elimination	**(11.0)**	(13.8)
Total segment assets	**4,658.9**	4,301.1
Interest in associates	**1,382.1**	1,270.4
Assets allocated to projects	**970.6**	1,191.1
Unallocated assets	**81.4**	64.6
Intangible assets	**94.9**	95.5
Total assets	**7,187.9**	6,922.7

Note: Total segment assets refer to assets of subsidiaries only.

4. Capital expenditure

	Investment properties	Property, plant and equipment	Leasehold land and land use rights	Intangible assets
Opening net book amount as at 1 January 2009	524,309	3,789,324	520,794	95,452
Additions	26	265,141	57	–
Transfer	64,718	(58,688)	(6,030)	–
Exchange differences	8,928	6,678	629	16
Disposals	(4,618)	(6,433)	(5,119)	–
Depreciation/amortization charge *(Note 15)*	–	(95,954)	(6,207)	(612)
Closing net book amount as at 30 June 2009	**593,363**	**3,900,068**	**504,124**	**94,856**
Opening net book amount as at 1 January 2008	523,633	3,260,931	416,749	87,172
Additions	3,071	288,985	9,719	–
Exchange differences	27,985	121,110	16,041	–
Disposals	(96)	(7,212)	–	–
Depreciation/amortization charge *(Note 15)*	–	(80,745)	(4,950)	(612)
Closing net book amount as at 30 June 2008	554,593	3,583,069	437,559	86,560

5. Available-for-sale financial assets

	As at	
	30 June 2009	31 December 2008
Equity securities:		
Overseas unlisted shares, at cost	**1,916**	1,916
– Exchange differences	**180**	127
	2,096	2,043
Club debentures, at fair value	**2,528**	2,115
	4,624	4,158

6. Other receivables

	As at	
	30 June 2009	31 December 2008
Loans to a managed hotel	**4,503**	3,683
Security deposit on leased premises	**15,957**	–
	20,460	3,683

6. Other receivables *(continued)*

Loans to a managed hotel with principal balance of A$6,000,000 (equivalent to US$4,986,000) (31 December 2008: A$6,000,000 (equivalent to US$4,152,000)) were granted to a managed hotel in Australia owned by an independent third party under the provision of the hotel management agreement. The loans are secured by a second mortgage over that hotel property and wholly repayable by 2012 according to a fixed repayment schedule. These loans are interest-free except for a fixed amount of A$2,000,000 (equivalent to US$1,663,000) (31 December 2008: A$2,000,000 (equivalent to US$1,384,000)) which is interest bearing at LIBOR plus 1% per annum. The effective interest rate applied to calculate the fair value upon initial recognition of the interest free portion is 5.74% per annum.

An interest-free security deposit amounting to JPY1,751,000,000 (equivalent to US$18,274,000) was paid to the lessor of the leased premises and will only be recoverable after expiry of the lease. This long term deposit is re-grouped from prepayments and deposits under current assets to other receivables under non-current assets in 2009 upon delivery of the leased premises. The effective interest rate applied to calculate the fair value upon initial recognition of the deposit is 0.556% per annum.

The fair values of these other receivables are not materially different from their carrying values. The maximum exposure to credit risk at the reporting date is the fair value of other receivables mentioned above.

7. Accounts receivable, prepayments and deposits

	As at	
	30 June 2009	31 December 2008
Trade receivables	**39,342**	54,224
Prepayments and deposits	**59,832**	74,542
Other receivables	**54,650**	62,342
	153,824	191,108

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

(a) The fair values of the trade and other receivables are not materially different from their carrying values. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables mentioned above.

(b) A significant part of the Group's sales are by credit cards or against payment of deposits. The remaining amounts are with general credit term of 30 days. The Group has a defined credit policy. The ageing analysis of the trade receivables after provision of impairment is as follows:

	As at	
	30 June 2009	31 December 2008
0 – 3 months	**36,571**	51,803
4 – 6 months	**1,289**	1,696
Over 6 months	**1,482**	725
	39,342	54,224

8. Financial assets held for trading

	As at 30 June 2009	As at 31 December 2008
Equity securities, at market value		
Shares listed in Hong Kong	**19,669**	11,917
Shares listed outside Hong Kong	**1,298**	1,409
	20,967	13,326

9. Share capital

	No. of shares ('000)	Amount: Ordinary shares	Amount: Share premium	Amount: Total
Authorized				
– Ordinary shares of HK$1 each				
At 31 December 2008 and 30 June 2009	5,000,000	646,496	–	646,496
Issued and fully paid				
– Ordinary shares of HK$1 each				
At 1 January 2008	2,881,488	372,061	1,562,516	1,934,577
Exercise of share options				
– allotment of shares	3,169	409	3,987	4,396
– transfer from option reserve	–	–	880	880
At 30 June 2008	2,884,657	372,470	1,567,383	1,939,853
Exercise of share options				
– allotment of shares	706	91	864	955
– transfer from option reserve	–	–	189	189
At 31 December 2008 and 1 January 2009	2,885,363	372,561	1,568,436	1,940,997
Exercise of share options				
– allotment of shares	474	61	554	615
– transfer from option reserve	–	–	117	117
At 30 June 2009	**2,885,837**	**372,622**	**1,569,107**	**1,941,729**

9. Share capital *(continued)*

The following share options at various exercise prices granted to option holders of the Company under the Executive Option Scheme and the New Option Scheme were exercised:

	Number of option shares issued						
	At HK$8.26 per option share	At HK$8.82 per option share	At HK$8.18 per option share	At HK$6.81 per option share	At HK$11.60 per option share	At HK$14.60 per option share	Total consideration *US$'000*
In year 2009							
April	–	53,528	–	120,000	–	–	166
June	–	–	–	–	300,000	–	449
For the six months ended 30 June 2009	**–**	**53,528**	**–**	**120,000**	**300,000**	**–**	**615**
For the six months ended 30 June 2008	765,008	194,277	–	130,000	1,735,000	344,500	4,396
For the year ended 31 December 2008	765,008	295,805	–	330,000	1,990,000	494,000	5,351

The weighted average closing price of the shares immediately before the dates on which the options were exercised for the six months ended 30 June 2009 was HK$12.23 (six months ended 30 June 2008: HK$22.62).

Share options

Share options are granted to directors and to key employees. The exercise price of the granted options is equal to/higher than the closing price of the shares on the date of the grant. Options are conditional on the directors and employees completing one year's service (the vesting period). The options are exercisable starting one year from the grant date and the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The Company has two share option schemes: the Executive Option Scheme and the New Option Scheme. Details of these two schemes are stated under the section headed "Share Options" of this report.

9. Share capital *(continued)*

Movements in the number of outstanding option shares and their related weighted average exercise prices are as follows:

	For the six months ended 30 June 2009		For the year ended 31 December 2008	
	Average exercise price in HK$ per option share	Number of option shares	Average exercise price in HK$ per option share	Number of option shares
At 1 January	**12.20**	**16,005,410**	11.92	20,152,723
Exercised	**10.07**	**(473,528)**	10.70	(3,874,813)
Lapsed	**11.38**	**(575,000)**	12.84	(272,500)
At 30 June/31 December	**12.30**	**14,956,882**	12.20	16,005,410

Outstanding option shares at the end of the period/year have the following expiry dates and exercise prices:

Expiry date	Exercise price in HK$ per option share	Number of option shares as at 30 June 2009	31 December 2008
Executive Option Scheme			
14 January 2010	8.82	**860,961**	914,489
14 January 2011	8.18	**67,921**	67,921
		928,882	982,410
New Option Scheme			
31 December 2009	11.60	**455,000**	–
31 December 2009	14.60	**277,500**	–
28 May 2012	6.81	**740,000**	980,000
27 April 2015	11.60	**7,302,000**	8,362,000
15 June 2016	14.60	**5,253,500**	5,681,000
		14,028,000	15,023,000

No option was granted during the six months ended 30 June 2009 and 2008.

No options have been exercised subsequent to 30 June 2009 and up to the approval date of the financial statements. Options on 20,000 shares with exercise price of HK$14.60 per share have lapsed subsequent to 30 June 2009 and up to the approval date of the financial statements.

10. Other reserves

	Option	Capital redemption	Exchange fluctuation	Capital	Other	Contributed surplus	Total
At 1 January 2008	7,460	10,666	298,549	601,490	1,368	389,741	1,309,274
Currency translation differences	–	–	159,997	–	–	–	159,997
Granting of share options	454	–	–	–	–	–	454
Exercise of share options – transfer to share premium	(880)	–	–	–	–	–	(880)
At 30 June 2008	7,034	10,666	458,546	601,490	1,368	389,741	1,468,845
Currency translation differences	–	–	(133,735)	–	–	–	(133,735)
Exercise of share options – transfer to share premium	(189)	–	–	–	–	–	(189)
At 31 December 2008 and 1 January 2009	6,845	10,666	324,811	601,490	1,368	389,741	1,334,921
Currency translation differences	–	–	21,959	–	–	–	21,959
Transfer of exchange reserve upon disposal of partial interest in a subsidiary	–	–	497	–	–	–	497
Exercise of share options – transfer to share premium	(117)	–	–	–	–	–	(117)
At 30 June 2009	**6,728**	**10,666**	**347,267**	**601,490**	**1,368**	**389,741**	**1,357,260**

11. Bank loans and overdrafts

		As at
	30 June 2009	31 December 2008
Overdrafts – unsecured	**120**	624
Bank loans – secured *(Note 23(c))*	**51,714**	51,702
Bank loans – unsecured	**2,159,562**	1,875,960
	2,211,396	1,928,286

The maturity of bank loans and overdrafts is as follows:

		As at
	30 June 2009	31 December 2008
Within 1 year	**563,883**	39,013
Between 1 and 2 years	**307,534**	617,536
Between 2 and 5 years	**1,283,719**	1,210,714
Wholly repayable within 5 years	**2,155,136**	1,867,263
Over 5 years	**56,260**	61,023
	2,211,396	1,928,286

11. Bank loans and overdrafts *(continued)*

The effective annual interest rates at the balance sheet date were as follows:

	30 June 2009							
	HK$	**RMB**	**MYR**	**US$**	**JPY**	**Pesos**	**Euro**	**Baht**
Bank overdrafts	**–**	**–**	**6.05%**	**–**	**–**	**–**	**–**	**7.15%**
Bank borrowings	**0.44%**	**5.44%**	**2.83%**	**0.74%**	**0.91%**	**5.48%**	**1.34%**	**–**

	31 December 2008							
	HK$	RMB	MYR	US$	JPY	Pesos	Euro	Baht
Bank overdrafts	5.00%	–	–	–	–	–	–	8.20%
Bank borrowings	0.92%	6.27%	4.05%	2.51%	1.20%	6.94%	3.55%	–

The carrying amounts of the bank loans and overdrafts approximate their fair value and are denominated in the following currencies:

	As at	
	30 June 2009	31 December 2008
Hong Kong dollars	**1,045,670**	988,607
Renminbi	**272,102**	165,618
Malaysian Ringgit	**48,792**	44,808
United States dollars	**602,460**	512,460
Japanese Yen	**41,745**	44,321
Philippines Pesos	**59,357**	59,321
Euros	**141,163**	112,739
Thai Baht	**107**	412
	2,211,396	1,928,286

The Group has the following undrawn borrowing facilities:

	As at	
	30 June 2009	31 December 2008
Floating rate		
– expiring within one year	**300,879**	175,747
– expiring beyond one year	**598,971**	820,393
Fixed rate		
– expiring within one year	**2,635**	–
– expiring beyond one year	**51,229**	–
	953,714	996,140

As at 30 June 2009, an undrawn floating rate borrowing facility of Thai Baht 800 million (31 December 2008: Thai Baht 800 million) expiring beyond one year is secured by a freehold land with net book value of US$7,243,000 (31 December 2008: US$7,064,000).

12. Derivative financial instruments

	As at	
	30 June 2009	31 December 2008
Liabilities		
Interest-rate swap contracts – non hedging	**49,164**	65,916
Less: current portion of interest-rate swap contracts	**(4,893)**	–
Non-current portion	**44,271**	65,916

The Group has endeavored to hedge its medium term interest rate risk by entering into fixed HIBOR and LIBOR interest-rate swap contracts in prior years. However, these swap contracts do not qualify for hedge accounting. These derivatives were initially recognized at fair value on the date the contract was entered and are subsequently re-measured at fair value. The recorded fair value could be an asset or liability depending on the prevailing financial market conditions and the anticipated interest rate environment. Changes in fair value together with the net cash payment/receipt (difference between paid fixed HIBOR/LIBOR rates and received floating rates) are recognized immediately in the consolidated income statement within "Other gains/(losses) – net".

The notional principal amounts of the outstanding HIBOR and LIBOR interest-rate swap contracts at 30 June 2009 were HK$4,760,000,000 and US$100,000,000, respectively (31 December 2008: HK$4,760,000,000 and US$100,000,000, respectively).

At 30 June 2009, the fixed interest rates vary from 4.28% to 4.70% per annum (31 December 2008: 4.28% to 4.70% per annum).

13. Due to non-controlling shareholders

(a) Due to non-controlling shareholders (non-current portion) are unsecured and with the following terms:

	As at	
	30 June 2009	31 December 2008
LIBOR plus 2.5% per annum and wholly repayable on 30 June 2015	**772**	772
Interest free and not payable within 12 months	**26,849**	26,240
	27,621	27,012

The effective interest rate applied to calculate the fair value upon initial recognition of the interest free portion of the amounts due to non-controlling shareholders is 4.1% per annum.

(b) Due to non-controlling shareholders (current portion) are unsecured and with the following terms:

	As at	
	30 June 2009	31 December 2008
Interest free with no fixed repayment terms	**8,301**	6,355

The fair value of the amounts due to non-controlling shareholders (both current and non-current portion under (a) and (b) above) are not materially different from their carrying values.

19. Income tax expense

Hong Kong profits tax has been provided at the rate of 16.5% (2008: 16.5%) on the estimated assessable profit for the period. Taxation outside Hong Kong includes withholding tax paid and payable on dividends from subsidiaries and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

	For the six months ended	
	30 June 2009	30 June 2008
Current income tax		
– Hong Kong profits tax	**4,071**	7,586
– Overseas taxation	**17,330**	38,329
Deferred income tax (credit)/charge	**(11,278)**	1,126
	10,123	47,041

Deferred income tax for the six months ended 30 June 2009 had been stated after the reversal of provision for deferred tax liabilities of subsidiaries of US$11,049,000 due to reduction of income tax rate in the Philippines and Fiji effective 1 January 2009.

20. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	For the six months ended	
	30 June 2009	30 June 2008
Profit attributable to equity holders of the Company *(US$'000)*	**67,264**	135,685
Weighted average number of ordinary shares in issue *(thousands)*	**2,874,578**	2,882,589
Basic earnings per share *(US cents per share)*	**2.340**	4.707

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is increased by the number of shares that would have been issued assuming the exercise of the share options.

For the six months ended 30 June 2009, the share options with exercise price of HK$8.82 and HK$8.18 issued under the Executive Option Scheme together with the share options with exercise price of HK$6.81 issued under the New Option Scheme have the greatest dilution effect. For the six months ended 30 June 2008, all the share options issued under the Executive Option Scheme and the New Option Scheme have the greatest dilution effect.

20. Earnings per share *(continued)*

Diluted *(continued)*

	For the six months ended	
	30 June 2009	30 June 2008
Profit attributable to equity holders of the Company *(US$'000)*	**67,264**	135,685
Weighted average number of ordinary shares in issue *(thousands)*	**2,874,578**	2,882,589
Adjustments for share options *(thousands)*	**442**	8,419
Weighted average number of ordinary shares for diluted earnings per share *(thousands)*	**2,875,020**	2,891,008
Diluted earnings per share *(US cents per share)*	**2.340**	4.693

21. Dividends

	For the six months ended	
	30 June 2009	30 June 2008
Interim dividend proposed of HK6 cents (2008: HK14 cents) per ordinary share	**22,258**	52,123

Notes:

(a) At a meeting held on 17 March 2009, the Board proposed a final dividend of HK10 cents per ordinary share for the year ended 31 December 2008, which was paid on 5 June 2009, and has been reflected as an appropriation of retained earnings for the six months ended 30 June 2009.

(b) At a meeting held on 11 September 2009, the Board declared an interim dividend of HK6 cents per ordinary share for the year ending 31 December 2009. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as a distribution of retained earnings for the year ending 31 December 2009. The proposed interim dividend of US$22,258,000 for the six months ended 30 June 2009 is calculated based on 2,885,836,206 shares of the Company in issue as at the approval date of these financial statements adjusted by 10,867,055 ordinary shares in the Company held by a subsidiary of the Company with the amount of US$84,000 being eliminated on consolidation.

22. Acquisition and disposal of interests in associates and a subsidiary

During the six months ended 30 June 2009, the Group has completed a series of transactions with connected persons for the acquisition and the restructuring of certain property interests in the Philippines. Upon completion of the acquisition and the restructuring, the Group disposed of approximately 6.05% equity interest in Mactan Shangri-La Hotel & Resort, Inc. ("MSH") (which originally owned 100% interest in Shangri-La's Mactan Resort & Spa, Cebu) to Shang Properties, Inc. ("SPI") (a connected person of the Company) and acquired approximately 93.95% economic interests in certain Philippines property holding companies (which own certain lands in the Philippines) from Kerry Holdings Limited (a substantial shareholder of the Company) and SPI. The Group paid a net cash consideration of approximately US$20.8 million and the fair value of the companies acquired was approximately US$26.8 million. Following completion of the acquisition and the restructuring, the Group has 93.95% equity interest in MSH and an economic interest of 93.95% in each of the Philippines property holding companies whilst the remaining approximately 6.05% equity interests of MSH and the Philippines property holding companies are held by the connected persons. The Group has significant influence in the acquired Philippines property holding companies and are treated as associates of the Group.

23. Financial guarantees, contingencies and charges over assets

(a) Financial guarantees

As at 30 June 2009, the Group executed proportionate guarantees in favour of banks for securing banking facilities granted to Beijing Jia Ao Real Estate Development Co., Ltd. (a 23.75% owned associate which is the owner of Beijing Kerry Centre), Shanghai Xin Ci Hou Properties Co., Ltd. (a 24.75% owned associate which is the owner of Shanghai Kerry Centre), Shanghai Ji Xiang Properties Co., Ltd. (a 49% owned associate which is the owner of Jing An Kerry Centre project in Shanghai) and Fine Winner Holdings Limited (a 30% owned associate which is the owner of the Hotel JEN, Hong Kong). The Group also executed a counter guarantee in favour of the major shareholder of an associate which had provided full guarantee in favour of a bank for securing banking facilities granted to Beijing Shangri-La Hotel Co., Ltd. (a 38% owned associate which is the owner of Shangri-La Hotel, Beijing). The utilized amount of such facilities covered by the Group's guarantees for these associates amounts to US$42,767,000 (31 December 2008: US$42,416,000). The guarantees are stated at their respective contracted amounts. The Board is of the opinion that it is not probable that such guarantees will be called upon.

The Company, together with three other guarantors (collectively, the "Guarantors"), has executed a recourse carve-out guarantee in favour of certain lenders to secure those certain banking facilities granted to Park Avenue Hotel Acquisition, LLC (the "Borrower") (a 75% subsidiary of a 25.9% owned associate of the Group, which is the owner of the project located at 610 Lexington Avenue, New York, New York, United States (the "Project")) by the lenders. The lenders have brought a foreclosure claim against the Project due to the failure of the Borrower to pay the outstanding loan balance due on the maturity date, which was 8 April 2009. Additionally, based upon an allegation that a full recourse event has occurred, the lenders have amended their foreclosure complaint against the Project to include a claim for a deficiency judgment against all of the Guarantors of the loan encumbering the Project, including the Company, should the foreclosure sale of the Project not realize sufficient proceeds to repay the entirety of the outstanding loan balance due and owing. The lenders are claiming the amount of approximately US$133,602,000 plus all accrued interest and other charges due and owing under the loan documents and are only making a claim against the Guarantors for any deficiency remaining after the sale of the Project in the foreclosure action. The Company intends to vigorously defend the action by the lenders against the Guarantors and believes the other Guarantors intend to do likewise. The Board has been advised by its legal advisers that the Company has legitimate defenses to the claim raised by the lenders under the guarantee. In addition to pursuing the defense against the action by the lenders against the Company, the Board intends, to the extent a judgment is ultimately entered against the Guarantors, to enforce the Company's rights under the Contribution Agreement among the Guarantors. Such Contribution Agreement provides that the other Guarantors are liable for 80.575% of any liability imposed under the recourse carve-out guarantee and that the Company is only liable for 19.425% of any such liability imposed upon the Guarantors in the aggregate.

(b) Contingent liabilities

As at 30 June 2009, contingent liabilities of the Group were as follows:

(i) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$1,213,000 (equivalent to US$1,008,000) (31 December 2008: A$2,425,000 (equivalent to US$1,678,000)).

(ii) The Group executed guarantees for securing standby documentary credit granted by banks in favour of certain building contractors relating to the execution of construction works for hotel buildings for the amount of US$11,515,000 (31 December 2008: US$39,845,000). These facilities were undrawn as at 30 June 2009.

(c) Charges over assets

As at 30 June 2009, bank borrowings of a subsidiary of US$51,714,000 (31 December 2008: US$51,702,000) are secured by the rights and benefits of the insurance policies on the subsidiary's hotel building, vehicles and machinery; and furniture, fixture and equipment with net book amount of US$55,919,000 (31 December 2008: US$57,751,000).

24. Commitments

Capital expenditure at the balance sheet date committed but not yet incurred is as follows:

	As at 30 June 2009	As at 31 December 2008
Existing properties – Property, plant and equipment and investment properties		
Contracted but not provided for	**128,144**	80,813
Authorized but not contracted for	**80,468**	73,552
Development projects		
Contracted but not provided for	**237,600**	431,397
Authorized but not contracted for	**834,850**	1,573,282
	1,281,062	2,159,044

25. Related party transactions

Kerry Group Limited ("KGL"), which owns approximately 49.06% of the Company's issued ordinary shares as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance as at 30 June 2009, has significant influence over the Company.

The following transactions were carried out with related parties:

	For the six months ended 30 June 2009	For the six months ended 30 June 2008
(a) Transactions with subsidiaries of KGL (other than subsidiaries of the Company)		
Receipt of hotel management and related services and royalty fees	**777**	1,268
Payment of project management services and project consultancy services fees	**200**	2,814
Reimbursement of office expenses and payment of administration and related expenses	**892**	923
Payment of office rental, management fees and rates	**1,094**	280

	For the six months ended 30 June 2009	For the six months ended 30 June 2008
(b) Transactions with associates of the Group		
Receipt of hotel management and related services and royalty fees	**3,336**	5,786
Receipt of laundry services	**306**	422
Payment for flight services	**146**	75

25. Related party transactions *(continued)*

		As at 30 June 2009	As at 31 December 2008
(c)	Financial assistance provided to subsidiaries of KGL (other than subsidiaries of the Company)		
	Balance of loan to associates of the Group	**83,455**	83,455
	Balance of guarantees executed in favour of banks for securing bank loans/facilities granted to associates of the Group	**24,268**	23,924

		As at 30 June 2009	As at 31 December 2008
(d)	Financial assistance provided to associates of the Group (excluding item (c) above)		
	Balance of loan to associates of the Group	**98,356**	97,383
	Balance of guarantees executed in favour of banks for securing bank loans/facilities granted to an associate of the Group	**18,499**	18,491

There are no material changes to the terms of the above transactions during the period.

		For the six months ended 30 June 2009	For the six months ended 30 June 2008
(e)	Key management compensation		
	Fees, salaries and other short-term employee benefits	**1,534**	1,380
	Post employment benefits	**56**	69
		1,590	1,449

26. Events after the balance sheet date

(a) In July 2009, subsidiaries of the Group executed one 5-year and one 6-year unsecured bilateral bank loan agreement for a total of RMB460 million (equivalent to US$67 million). In August 2009, a subsidiary of the Group also executed a 5-year unsecured bilateral bank loan agreement of RMB274 million (equivalent to US$40 million).

(b) On 29 July 2009, the Group entered into a sale and purchase agreement with a connected person pursuant to which the Group agreed to purchase the entire equity interest in a company, owning a piece of land in Qufu City, Shangdong Province, Mainland China which could be used primarily for hotel development, at a consideration of HK$51,148,000 (equivalent to US$6,600,000) (subject to adjustments). The transaction is still subject to approval and registration by the relevant local authorities.

OPERATIONS REVIEW

(Performance compared to the corresponding period last year)

The Group's business is organized into three main segments:

Hotel operation	–	Hotel ownership and operation
Hotel management	–	Provision of hotel management and related services to Group-owned hotels and to hotels owned by third parties
Property rentals	–	Ownership and leasing of office properties, commercial properties and serviced apartments.

Revenues

Hotel Operation

- Continued to be the main source of revenue and operating profits.
- As at 30 June 2009, the Group has equity interest in 46 operating hotels with 23,463 available guest rooms owned by subsidiaries and associates, including the Portman Ritz-Carlton Hotel, Shanghai (the "Portman") and the Hotel JEN, Hong Kong (the "Hotel JEN"). The Group also has a 10% interest in the 389-room Shangri-La Hotel, Surabaya. The 202-room Shangri-La Hotel, Tokyo ("Shangri-La Tokyo") is operating under a medium term operating lease.
- Results for the first half of 2009 were materially affected by the unprecedented meltdown of the global financial markets. The outbreak of the H1N1 flu (Swine Flu) in the second quarter globally also generally discouraged travel.
- The weighted average occupancy, weighted average room rate and weighted average room yields ("RevPAR") of the Group's hotels in all countries decreased save for Myanmar which recorded a 15% increase in RevPAR. Segment results are outlined on pages 13 and 14 of this report.
- The 409-room Shangri-La Hotel, Wenzhou in Mainland China (a 75% owned hotel) opened for business on 16 January 2009. The Shangri-La Tokyo and the 219-room Shangri-La's Boracay Resort & Spa, the Philippines ("Shangri-La Boracay") opened for business on 2 March 2009.
- The results in the Philippines have been adversely affected by the performance of the newly opened Shangri-La Boracay in a weak market and the heavy charge of depreciation in its first year of operation.
- The performance of the newly opened Shangri-La Tokyo was also adversely affected by weak market demand and recorded a loss for the period after depreciation charges and lease rentals.
- Subsequent to the period end, Shangri-La's Villingili Resort and Spa, Maldives opened for business on 26 July 2009. The resort comprises 142 spacious stand-alone villas. The 564-room Shangri-La Hotel, Ningbo opened for business on 21 August 2009.

OPERATIONS REVIEW *(continued)*

Revenues *(continued)*

Hotel Operation *(continued)*

The key performance indicators of the Group on a combined basis for the period are as follows:

Country	2009 Occupancy (%)	2009 Weighted Average Transient Room Rate (US$)	2009 RevPAR (US$)	2008 Occupancy (%)	2008 Weighted Average Transient Room Rate (US$)	2008 RevPAR (US$)
The People's Republic of China						
Hong Kong	**57**	**252**	**138**	72	303	216
Mainland China	**46**	**134**	**60**	59	153	91
Singapore	**61**	**184**	**115**	80	231	186
Malaysia	**54**	**118**	**73**	67	125	87
The Philippines	**68**	**149**	**97**	77	172	129
Japan	**24**	**543**	**124**	N/A	N/A	N/A
Thailand	**26**	**159**	**63**	62	172	102
Fiji	**39**	**117**	**45**	69	150	101
Other countries	**58**	**93**	**53**	63	100	57
Group	**50**	**147**	**74**	65	170	110

Note: The RevPAR of hotels under renovation has been computed by excluding the number of rooms under renovation.

– In response to the weak market situation, management took immediate actions to minimize expenditures by initiating various cost containment measures, without compromising on standards and levels of service.

Hotel Management

– Except for the Hotel JEN and the Portman, all the other 45 hotels in which the Group has equity interest together with Shangri-La Tokyo are managed by the hotel management subsidiary, SLIM International Limited and its subsidiaries ("SLIM").

– The 119-room Shangri-La Hotel, Vancouver in Canada opened for business in January 2009 and SLIM had hotel management agreements in respect of 16 operating hotels owned by third parties as at 30 June 2009. Overall weighted average RevPAR of these 16 hotels decreased by 10% while average room rates increased by 5%.

– Due to the poor performance of the hotels, SLIM recorded a 32% fall in revenue on consolidation, after elimination of revenue earned from fellow subsidiaries.

– In March 2009, SLIM signed a new hotel management agreement for the 301-room Traders Hotel, Qaryat Al Beri, Abu Dhabi which has opened for business on 1 August 2009. In June 2009, SLIM signed a hotel management agreement for a 400-room hotel in Moscow which will open for business in 2012. As at the date of this report, SLIM has management agreements on hand for 11 hotels under development owned by third parties.

OPERATIONS REVIEW *(continued)*

Revenues *(continued)*

Property Rentals

- The Group's investment properties are located principally in Shanghai and Beijing and are owned by associates.
- The office tower in Ulaanbaatar, the Republic of Mongolia in which the Group has 51% equity interest, commenced business in June 2009.
- Yields at the Group's investment properties in Mainland China reflected a mixed trend with office spaces generally experiencing stable or increasing yields with the serviced apartments and commercial spaces generally experiencing decline in yields.

Consolidated Profits

- On a segment basis, net profit attributable to equity holders of the Company from hotel operation decreased materially by US$134.1 million while net contribution from investment properties only decreased marginally by US$3.2 million. Segment results of the same period last year were favourably affected by the exchange gains of US$49.9 million due to appreciation of the Renminbi and other Asian currencies against the US dollar. The exchange loss for the current period was US$0.4 million.
- Net profit before non-operating items after charging US$18.3 million pre-opening expenses of new hotels and projects (US$11.3 million in the same period last year) decreased from US$162.2 million in 2008 to the current period's US$12.9 million.
- Net credit from non-operating items during the current period was US$54.4 million, mainly contributed by the US$70.9 million fair value gains on investment properties (net of tax), US$11.0 million reversal of provision for deferred tax for hotels in the Philippines and Fiji due to a reduction in income tax rate, US$7.7 million unrealized gains on financial assets held for trading and after offset by a provision for impairment loss on projects of US$29.0 million. During the same period last year, there was a net charge from non-operating items of US$26.5 million.

CORPORATE DEBT AND FINANCIAL CONDITIONS

During the period, the Group executed a new 4-year term unsecured bank loan agreement of Malaysian Ringgit 42 million (approximately US$12 million) and new 5-year term unsecured bank loan agreements aggregating to equivalent US$206.9 million. In February 2009, a non-wholly owned subsidiary in Maldives executed a 7-year US$50 million secured project loan agreement with the International Finance Corporation, Washington. A subsidiary in Mainland China has also extended its unsecured bank loan in an amount equivalent to US$7.3 million for a year.

The Group has not encountered any difficulty when drawing down loans from committed banking facilities. None of the banking facilities were cancelled by the banks during or after the close of the current financial period.

The net borrowings (total of bank loans and overdrafts less cash and bank balances) to total equity ratio increased from 34.5% as at 31 December 2008 to 40.8% as at 30 June 2009.

The Group has satisfactorily complied with all covenants under its borrowing agreements.

CORPORATE DEBT AND FINANCIAL CONDITIONS *(continued)*

The analysis of borrowings outstanding as at 30 June 2009 is as follows:

	Maturities of Borrowings Contracted as at 30 June 2009				
			Repayment		
(US$ million)	Within 1 year	In the 2nd year	In the 3rd to 5th year	After 5 years	Total
Borrowings					
Corporate bank loans					
– unsecured	468.3	178.0	558.4	–	1,204.7
Project bank loans and overdrafts					
– secured	51.7	–	–	–	51.7
– unsecured	43.9	129.5	725.3	56.3	955.0
Total	563.9	307.5	1,283.7	56.3	2,211.4
Undrawn but committed facilities					
Bank loans and overdrafts	303.5	134.9	497.7	17.6	953.7

Subsequent to the period end and up to the date of this report, subsidiaries of the Group executed three unsecured bilateral bank loan agreements in a total amount of RMB734 million (equivalent to US$107 million).

The currency-mix of the borrowings and cash and bank balances as at 30 June 2009 is as follows:

(US$ million)	Borrowings	Cash and Bank Balances
In Hong Kong dollars	1,045.7	37.5
In Renminbi	272.1	255.9
In United States dollars	602.4	92.2
In Singapore dollars	–	12.1
In Malaysian Ringgit	48.8	8.6
In Japanese Yen	41.7	4.1
In Philippines Pesos	59.4	13.8
In Euros	141.2	16.0
In Thai Baht	0.1	9.3
In other currencies	–	3.2
	2,211.4	452.7

Excepting the loans in Renminbi which carry interest at rates specified by The People's Bank of China from time to time, all the borrowings are at floating interest rates.

Details of contingent liabilities as at 30 June 2009 are disclosed in Note 23 to the unaudited financial statements included in this report.

TREASURY POLICIES

Treasury policies aimed at minimizing interest and currency risk have been consistently followed by the Group as disclosed in the 2008 annual report. The principal amount, maturity profile and fixed rates swap of the outstanding HIBOR and LIBOR interest-rate swap contracts are the same as those disclosed in the 2008 annual report. Taking into account the interest-rate swap contracts and the Renminbi loans, the Group has fixed its interest liability on 45% of its loans outstanding.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts upon consideration of the currency risks involved and the cost of obtaining such cover.

INVESTMENT PROPERTIES VALUATIONS

Certain associates of the Group have engaged independent firms of professional valuers to assess the fair value of their investment properties, including those being constructed for future use as investment properties, at 30 June 2009 following the amendments of the Hong Kong Accounting Standard for investment properties. The Group's share of the excess of the fair value over their book value and after provision for deferred tax expenses, of US$70.9 million, was credited to the consolidated income statement during the period.

FINANCIAL ASSETS HELD FOR TRADING — TRADING SECURITIES

The investment portfolio remained unchanged during the period. Following a rebound in the stock market, the Group recorded net unrealized fair value gains of US$7.6 million (US$7.7 million after share of non-controlling interests) and dividend income of US$0.2 million (US$0.2 million after share of non-controlling interests).

DEVELOPMENT PROGRAMMES

Construction work on the following projects is on-going:

	Group's Interest	Hotel Rooms	Serviced Apartments	Projected Opening
Hotels in Mainland China				
Shangri-La Hotel, Guilin	100%	449	–	Late 2009
Shangri-La Hotel, Manzhouli	100%	201	16	2011
Hotels in other countries				
Shangri-La Hotel, Paris, France	100%	101	–	Late 2010
Shangri-La Hotel, Vienna, Austria	Operating lease	207	–	Late 2010
Other projects and composite developments				
Office Tower, Qingdao	100%	N/A	–	Late 2009
China World Trade Center Phase III – Grand Tower (including China World Summit Wing), Beijing	40.17%	278	–	Late 2009
Kerry Parkside, Pudong (with a Shangri-La managed hotel), Shanghai	23.20%	574	182	Late 2010
Tianjin Kerry Centre (with Shangri-La Hotel, Tianjin)	20%	528	12	2012
Jing An Kerry Centre (with Jing An Shangri-La), Shanghai	49%	518	–	2012

DEVELOPMENT PROGRAMMES *(continued)*

- The Group's wholly owned subsidiaries have acquired land use rights in certain provincial cities in Mainland China including Sanya and Qinhuangdao for hotel development and the Group is now reviewing the development scale and roll-out schedule. The Group has just initiated development work for a hotel in Ulaanbaatar in the Republic of Mongolia in which the Group has 75% equity interest.

- The Group also has equity interests in the following projects and land use rights have been acquired in the respective cities for new development projects:

  - 20% interest in a composite development in Nanchang City, Mainland China.

  - 35% interest in a composite development in Tangshan City, Mainland China. Details of changes in the joint venture during the period are set out in the following section headed "Disposals and Acquisitions".

  - 55% interest in a composite development in Nanjing City, Mainland China. Details of changes in the joint venture during the period are set out in the following section headed "Disposals and Acquisitions".

  - 40% interest in a composite development in the Bonifacio Global City located at Taguig, Metro Manila, the Philippines.

  The Group is now reviewing the development plan of these projects with the respective joint venture partners.

- The Group has also carried out design and concept planning for a 195-room Shangri-La Hotel at London Bridge Tower, London in the United Kingdom. The hotel under operating lease is scheduled to be opened for business in 2012.

- In view of the prevailing economic conditions in the United States and after considering the financial viability of the investment, the Group, together with the major shareholder of the joint venture, has decided not to proceed with the development of the mixed use development project located at 610 Lexington Avenue, New York, New York, United States. A provision of US$24.8 million was charged to the income statement representing the balance of the contributed capital and the Group's share of estimated expenses to wind down the project.

- The estimated incremental funding required directly by the subsidiaries and the Group's share of funding obligations of its associates for all the projects (including the hotel project in Qufu City in Mainland China) and other renovations involving fund commitments, is currently estimated at US$1,371 million which includes US$168 million guarantees to be executed by the Group in favour of bank loans granted to associates.

DISPOSALS AND ACQUISITIONS

- The Group and the other joint venture parties (Kerry Properties Limited ("KPL") and Allgreen Properties Limited ("APL") (both being connected persons to the Company), and Kuok Brothers Sdn. Bhd. ("Kuok Brothers")) formed a consortium and jointly won the bids to acquire the land use rights of three sites in Tangshan City in Mainland China in 2008. On 15 January 2009, the joint venture parties entered into a cancellation agreement to relinquish their rights to acquire these land use rights and shared a total penalty of RMB21 million (approximately US$3.1 million). On 11 February 2009, the same joint venture parties successfully won the bids to acquire the land use rights of two sites in the same city and entered into a new master joint venture agreement relating to the establishment of joint venture for the acquisition and development of the land sites and terminated the original master joint venture agreement. The maximum total investment under the new joint venture is estimated at RMB2,136 million (approximately US$312.5 million) and the Group's 20% share is estimated at US$62.5 million. The designated use of the sites includes a hotel.

DISPOSALS AND ACQUISITIONS *(continued)*

On 11 May 2009, the joint venture parties entered into a novation deed pursuant to which Kuok Brothers' subsidiary shall transfer and novate to the Group all of its 15% rights, title and interests under and in the new master joint venture agreement and the joint bid agreement, including the part of the land deposit of RMB35,850,000 (approximately US$5.2 million) already contributed by Kuok Brothers' subsidiary and its share of the penalty paid for the cancellation of the previous land bid, for a cash consideration of HK$45 million (approximately US$5.8 million). The transactions were completed in July 2009 following the approval from the local bureau of land and resources. The Group's interest in the joint venture increased to 35% and its share of the total maximum investment amount increased to RMB747.6 million (approximately US$109.5 million).

– On 8 May 2009, the independent shareholders of the Company approved the connected transaction under which the Group and the other joint venture parties KPL and APL entered into a novation deed pursuant to which APL shall transfer and assign to the Group all of its 15% rights, title and interests under and in the master joint venture agreement relating to the joint venture for the acquisition, holding and development of land in Nanjing City in Mainland China, including APL's share of the deposit paid for the land use rights. This transaction was completed in the same month following the approval from the local bureau of land and resources. The Group's interest in the joint venture increased to 55% and its share of the total maximum investment amount increased to RMB825 million (approximately US$120.8 million).

– In June 2009, the Group completed connected transactions to acquire approximately 93.95% economic interests and related loans in certain Philippines property holding companies which own the land sites where the Shangri-La's Mactan Resort & Spa, Cebu ("Shangri-La Mactan") is built and to dispose of approximately 6.05% equity interest in Mactan Shangri-La Hotel & Resort, Inc. ("MSH") (an indirect wholly owned subsidiary of the Company which owns Shangri-La Mactan). The completion of these transactions provided an economic hedge in the land leasing expenses to be paid by the Group and enabled the Group to secure sufficient land space in adjacent sites for future expansion and development of Shangri-La Mactan. Details of these transactions are provided in Note 22 to the condensed consolidated financial statements included in this report.

– Subsequent to the period end, on 29 July 2009, the Group entered into a sale and purchase agreement with KPL. Details of this transaction is provided in Note 26(b) to the condensed consolidated financial statements included in this report.

MANAGEMENT AGREEMENTS

– As at the date of this report, the Group has 17 management agreements in respect of operating hotels owned by third parties.

– In addition, the Group has agreements on hand for development of 11 new hotels. The development projects are located in Doha (Qatar) (2 hotels), Toronto, Seychelles, Bangalore (3 hotels), Mumbai, Macau (2 hotels), and Moscow.

PROSPECTS

The global economic situation continues to pose challenges to the hotel industry across the world. The performance of the Group's hotels is symptomatic of this situation. In general, the Group's hotels in the provincial cities in Mainland China which largely rely on domestic patronage have been less affected by the global economic downturn than those in international gateway cities and the Group's hotels in the ASEAN region.

HUMAN RESOURCES

As at 30 June 2009, the Company and its subsidiaries had approximately 25,100 employees. The headcount of all the Group's managed hotels totalled 36,300.

Remuneration policies, share option schemes and training schemes have been consistently applied by the Group as disclosed in the 2008 annual report.

SHARE OPTIONS

Details of the outstanding option shares as at 30 June 2009 which have been granted under the executive share option scheme(Note 4) adopted by the shareholders of the Company on 16 December 1997 (the "Executive Option Scheme") are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2009	No. of option shares granted during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares exercised during the period *(Note 1)*	No. of option shares lapsed during the period	No. of option shares held as at 30 June 2009	Exercise price per option share HK$	Exercisable period
1. Continuous	15 January 2000	I	213,203	–	–	–	(14,764)	–	198,439	8.82	15 January 2001 – 14 January 2010
Contract	15 January 2000	II	213,203	–	–	–	(38,764)	–	174,439	8.82	15 January 2002 – 14 January 2010
Employees	15 January 2001	I	33,961	–	–	–	–	–	33,961	8.18	15 January 2002 – 14 January 2011
	15 January 2001	II	33,960	–	–	–	–	–	33,960	8.18	15 January 2003 – 14 January 2011
2. Other Participants	15 January 2000	I	207,042	–	–	–	–	–	207,042	8.82	15 January 2001 – 14 January 2010
	15 January 2000	II	281,041	–	–	–	–	–	281,041	8.82	15 January 2002 – 14 January 2010
Total:			982,410	–	–	–	(53,528)	–	928,882		

SHARE OPTIONS *(continued)*

Details of the outstanding option shares as at 30 June 2009 which have been granted under the share option scheme adopted by the shareholders of the Company on 24 May 2002 (the "New Option Scheme") are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2009	No. of option shares granted during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares exercised during the period *(Note 1)*	No. of option shares lapsed during the period	No. of option shares held as at 30 June 2009	Exercise price per option share HK$	Exercisable period
1. Directors											
Mr LUI Man Shing	16 June 2006	II	60,000	–	–	–	–	–	60,000	14.60	16 June 2008 – 15 June 2016
Mr Madhu Rama Chandra RAO	28 April 2005	II	250,000	–	–	–	–	–	250,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	50,000	–	–	–	–	–	50,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	50,000	–	–	–	–	–	50,000	14.60	16 June 2008 – 15 June 2016
Mr KUOK Khoon Loong, Edward	16 June 2006	II	100,000	–	–	–	–	–	100,000	14.60	16 June 2008 – 15 June 2016
Mr Roberto V. ONGPIN	28 April 2005	I	75,000	–	–	–	–	–	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	75,000	–	–	–	–	–	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	30,000	–	–	–	–	–	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	30,000	–	–	–	–	–	30,000	14.60	16 June 2008 – 15 June 2016
Mr Alexander Reid HAMILTON	16 June 2006	I	30,000	–	–	–	–	–	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	30,000	–	–	–	–	–	30,000	14.60	16 June 2008 – 15 June 2016
Mr Timothy David DATTELS	28 April 2005	I	75,000	–	–	–	–	–	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	75,000	–	–	–	–	–	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	30,000	–	–	–	–	–	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	30,000	–	–	–	–	–	30,000	14.60	16 June 2008 – 15 June 2016
Mr Giovanni ANGELINI *(Note 2)*	16 June 2006	I	100,000	–	–	(100,000)	–	–	–	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	100,000	–	–	(100,000)	–	–	–	14.60	16 June 2008 – 15 June 2016
Madam KUOK Oon Kwong *(Note 3)*	28 April 2005	I	150,000	–	–	(150,000)	–	–	–	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	150,000	–	–	(150,000)	–	–	–	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	60,000	–	–	(60,000)	–	–	–	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	60,000	–	–	(60,000)	–	–	–	14.60	16 June 2008 – 15 June 2016

SHARE OPTIONS *(continued)*

		Date of grant	Tranche	No. of option shares held as at 1 January 2009	No. of option shares granted during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares exercised during the period *(Note 1)*	No. of option shares lapsed during the period	No. of option shares held as at 30 June 2009	Exercise price per option share HK$	Exercisable period
2.	Continuous Contract Employees	29 May 2002	I	269,500	–	–	–	(60,000)	(60,000)	149,500	6.81	29 May 2003 – 28 May 2012
		29 May 2002	II	150,500	–	–	–	(60,000)	(60,000)	30,500	6.81	29 May 2004 – 28 May 2012
		28 April 2005	I	2,948,000	–	–	(175,000)	(150,000)	(140,000)	2,483,000	11.60	28 April 2006 – 27 April 2015
		28 April 2005	II	3,714,000	–	–	(280,000)	(150,000)	(165,000)	3,119,000	11.60	28 April 2007 – 27 April 2015
		16 June 2006	I	1,875,000	–	–	(157,500)	–	(75,000)	1,642,500	14.60	16 June 2007 – 15 June 2016
		16 June 2006	II	2,178,500	–	–	(195,000)	–	(75,000)	1,908,500	14.60	16 June 2008 – 15 June 2016
3.	Other Participants	29 May 2002	I	275,000	–	–	–	–	–	275,000	6.81	29 May 2003 – 28 May 2012
		29 May 2002	II	285,000	–	–	–	–	–	285,000	6.81	29 May 2004 – 28 May 2012
		28 April 2005	I	–	–	175,000	–	–	–	175,000	11.60	28 April 2006 – 31 December 2009
		28 April 2005	I	425,000	–	150,000	–	–	–	575,000	11.60	28 April 2006 – 27 April 2015
		28 April 2005	II	–	–	280,000	–	–	–	280,000	11.60	28 April 2007 – 31 December 2009
		28 April 2005	II	425,000	–	150,000	–	–	–	575,000	11.60	28 April 2007 – 27 April 2015
		16 June 2006	I	–	–	120,000	–	–	–	120,000	14.60	16 June 2007 – 31 December 2009
		16 June 2006	I	350,000	–	197,500	–	–	–	547,500	14.60	16 June 2007 – 15 June 2016
		16 June 2006	II	–	–	157,500	–	–	–	157,500	14.60	16 June 2008 – 31 December 2009
		16 June 2006	II	517,500	–	197,500	–	–	–	715,000	14.60	16 June 2008 – 15 June 2016
Total:				15,023,000	–	1,427,500	(1,427,500)	(420,000)	(575,000)	14,028,000		

Notes:

1. The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$12.23.

2. Mr Giovanni ANGELINI retired as a Director of the Company with effect from 30 April 2009.

3. Madam KUOK Oon Kwong retired by rotation as a Director of the Company with effect from 27 May 2009.

4. At the Special General Meeting of the Company held on 24 May 2002, the shareholders of the Company approved the adoption of the New Option Scheme and the termination of the operation of the Executive Option Scheme such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provision of the Executive Option Scheme shall remain in full force and effect.

5. No options were cancelled under the Executive Option Scheme and the New Option Scheme during the period and subsequent to 30 June 2009 and up to the date of this report.

6. Options on 20,000 shares with exercise price of HK$14.60 per share have lapsed subsequent to 30 June 2009 and up to the date of this report.

7. No options were exercised under the Executive Option Scheme and the New Option Scheme subsequent to 30 June 2009 and up to the date of this report.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2009, the interests and short positions of the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) (the "Associated Corporations") as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "HKSE") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Rules Governing the Listing of Securities on the HKSE (the "HK Listing Rules") were as follows:

(a) Long positions in shares of the Company and Associated Corporation

Name of Company	Name of Director	Class of shares	Number of shares held: Personal interests *(Note 1)*	Family interests	Corporate interests	Other interests	Total	Percentage of total issued share capital of the relevant Company as at 30 June 2009
(i) The Company	Mr KUOK Khoon Ean	Ordinary	438,240	79,693 *(Note 2)*	1,808,240 *(Note 3)*	–	2,326,173	0.08%
	Mr LUI Man Shing	Ordinary	833,333	–	–	–	833,333	0.03%
	Mr Madhu Rama Chandra RAO	Ordinary	30,000	–	–	–	30,000	0.00%
	Mr HO Kian Guan	Ordinary	628,750	–	117,832,393 *(Note 4)*	–	118,461,143	4.10%
	Mr KUOK Khoon Loong, Edward	Ordinary	1,032,222	–	–	–	1,032,222	0.04%
	Mr HO Kian Hock (Alternate to Mr HO Kian Guan)	Ordinary	–	–	117,832,393 *(Note 4)*	–	117,832,393	4.08%
(ii) Associated Corporation								
Shangri-La Hotel Public Company Limited	Mr LUI Man Shing	Ordinary	10,000	–	–	–	10,000	0.01%

Notes:

1. These shares were held by the relevant Directors as beneficial owners.

2. These shares were held by the spouse of the relevant Directors.

3. These shares were held through a company which was controlled as to 100% by Mr KUOK Khoon Ean and his spouse.

4. 77,164,807 shares were held through companies which were owned as to 50% by each of Mr HO Kian Guan and Mr HO Kian Hock.

   4,628,719 shares were held through a company which was owned as to 25% by each of Mr HO Kian Guan and Mr HO Kian Hock.

   4,323,268 shares were held through a company which was owned as to 13.33% and 7.08% by Mr HO Kian Guan and Mr HO Kian Hock respectively.

   31,715,599 shares were held through companies which were owned as to 6.70% and 6.81% by Mr HO Kian Guan and Mr HO Kian Hock respectively.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(continued)*

(b) Long positions in underlying shares of the Company and Associated Corporation

As at 30 June 2009, details of share options granted under the Executive Option Scheme and the New Option Scheme to the Directors of the Company who held office during the period were stated in the section headed "Share Options" of this report.

Save as mentioned above, as at 30 June 2009, none of the Directors had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its Associated Corporations which had been recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 30 June 2009, the interests and short positions of those persons (other than the Directors) in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

(a) Long positions in shares and underlying shares of the Company

Name	Capacity in which shares were held	Number of ordinary shares held	Percentage of total issued share capital of the Company as at 30 June 2009
Substantial shareholders			
Kerry Group Limited ("KGL") *(Note 1)*	Interest of controlled corporations	1,415,692,102	49.06%
Kerry Holdings Limited ("KHL") *(Notes 2 and 3)*	Beneficial owner	70,460,697	45.69%
	Interest of controlled corporations	1,248,117,055	
Caninco Investments Limited *(Notes 3 and 4)*	Beneficial owner	500,582,400	21.75%
	Interest of a controlled corporation	127,034,035	
Paruni Limited *(Notes 3 and 4)*	Beneficial owner	309,269,059	10.86%
	Interest of a controlled corporation	4,115,154	
Persons other than substantial shareholders			
Darmex Holdings Limited *(Notes 3 and 4)*	Beneficial owner	265,892,194	9.21%
JPMorgan Chase & Co.	Beneficial owner	6,950,100	5.91%
	Investment manager	820,600	
	Lending pool	162,692,516	

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY *(continued)*

(b) Short positions in shares and underlying shares of the Company

Name	Capacity in which shares were held	Number of ordinary shares held	Percentage of total issued share capital of the Company as at 30 June 2009
Person other than substantial shareholders			
JPMorgan Chase & Co.	Beneficial owner	6,560,100	0.23%

Notes:

1. Out of KGL's corporate interest in 1,415,692,102 shares, 1,318,577,752 shares were held through KHL and its controlled corporations and 97,114,350 shares were held by other wholly owned subsidiaries of KGL.

2. Out of KHL's corporate interest in 1,248,117,055 shares, 1,222,562,708 shares were held through its wholly owned subsidiaries, 14,687,292 shares were held through companies in which KHL controls more than one third of the voting power (other than those wholly owned subsidiaries as aforementioned) and 10,867,055 shares were held through a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, a 73.61% owned subsidiary of the Company.

3. These companies are wholly owned subsidiaries of KGL, and their interests in the shares of the Company are included in the interests held by KGL.

4. These companies are wholly owned subsidiaries of KHL, and their interests in the shares of the Company are included in the interests held by KHL.

Save as mentioned above, as at 30 June 2009, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept by the Company under Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2009.

CORPORATE GOVERNANCE

The Company recognizes the importance of transparency in governance and accountability to shareholders. The Board believes that shareholders can maximize their benefits from good corporate governance. Therefore, the Company continuously reviews its corporate governance framework to ensure alignment with generally acceptable practices and standards.

During the period under review, the Company has met the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the HK Listing Rules, except that following the redesignation of Mr KUOK Khoon Loong, Edward as a Non-Executive Director on 1 June 2009, Mr KUOK Khoon Ean serves as both the Chairman and the Chief Executive Officer of the Company. The Company believes that the merging of the two roles is not significant given that Mr Madhu Rama Chandra RAO, an Executive Director of the Company, continues his role as the Chief Executive Officer of Shangri-La International Hotel Management Limited, the hotel management subsidiary of the Company which is entrusted with the primary responsibility of operating the assets of the Group.

CORPORATE GOVERNANCE *(continued)*

There have been some changes to the particulars of Directors since the publication of the Company's 2008 annual report as follows:

1. China Central Properties Limited, of which Mr Alexander Reid HAMILTON is an Independent Non-Executive Director, has ceased to be a company listed on the London Stock Exchange's Alternative Investment Market (AIM).

2. Mr WONG Kai Man, BBS, JP has been appointed as a Non-Executive Director of the Securities and Futures Commission, Hong Kong.

3. Mr Roberto V. ONGPIN has been appointed as a Director of San Miguel Corporation, a company listed on the Philippine Stock Exchange, Inc and Forum Energy PLC, a company listed on the London Stock Exchange.

SECURITIES TRANSACTIONS BY DIRECTORS

The Board has adopted the Model Code as set out in Appendix 10 of the HK Listing Rules as the Code for Securities Transactions by Directors of the Company (the "Securities Dealing Code"). The Company has made specific enquiry of all Directors who confirmed compliance with the required standard set out in the Securities Dealing Code during the period under review.

REGISTERS OF MEMBERS

The registers of members of the Company will be closed from Friday, 2 October 2009 to Tuesday, 6 October 2009, both dates inclusive. To qualify for the proposed interim dividend, all share transfers must be lodged with the Company's branch share registrar in Hong Kong, Tricor Abacus Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 p.m. on Wednesday, 30 September 2009.

On behalf of the Board

KUOK Khoon Ean
Chairman

Hong Kong, 11 September 2009

SHANGRI-LA ASIA LIMITED

（於百慕達註冊成立之有限公司）

香格里拉（亞洲）有限公司

股份代號：69

二零零九年
中期報告

企業資料

於二零零九年九月十一日

董事會

執行董事
郭孔演先生
（主席兼首席執行官）
雷孟成先生（副主席）
Madhu Rama Chandra RAO先生

非執行董事
何建源先生
郭孔錀先生
Roberto V. ONGPIN先生
Alexander Reid HAMILTON先生*
Timothy David DATTELS先生*
黃啟民先生，銅紫荊星章、太平紳士*
趙永年先生*
何建福先生
（何建源先生之替任董事）

* *獨立非執行董事*

薪酬委員會

郭孔演先生（主席）
Alexander Reid HAMILTON先生
黃啟民先生，銅紫荊星章、太平紳士

審核委員會

Alexander Reid HAMILTON先生（主席）
何建源先生
黃啟民先生，銅紫荊星章、太平紳士

公司秘書

張錦綸女士

核數師

羅兵咸永道會計師事務所
執業會計師
香港
中環
太子大廈
22樓

註冊地址

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

總辦事處及主要營業地點

香港
中區
添美道1號
中信大廈
21樓

主要股份過戶登記處

Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

香港股份過戶登記分處

卓佳雅柏勤有限公司
香港
灣仔
皇后大道東28號
金鐘匯中心26樓

公司網址

www.shangri-la.com

財務資料

www.ir.shangri-la.com

香格里拉（亞洲）有限公司（「本公司」）之董事會（「董事會」）欣然公佈本公司及其附屬公司（「本集團」）與其聯營公司截至二零零九年六月三十日止六個月之未經審核中期業績。此業績已由本公司之核數師羅兵咸永道會計師事務所按照香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」作出審閱，並經由董事會之審核委員會審閱。此核數師審閱報告載列於第3頁。

截至二零零九年六月三十日止六個月之本公司權益持有人應佔綜合溢利為67,300,000美元（每股2.340美仙），上年度同期則為135,700,000美元（每股4.707美仙）。

董事會已宣佈派發二零零九年之中期股息每股**6港仙**（二零零八年：每股14港仙），將於二零零九年十月十五日（星期四）派發予在二零零九年十月六日（星期二）名列本公司股東登記冊內之股東。

集團財務摘要

綜合業績

		截至六月三十日止六個月 **二零零九年** **未經審核**	 二零零八年 未經審核
銷售額	*千美元*	**533,614**	683,112
本公司權益持有人應佔溢利	*千美元*	**67,264**	135,685
每股盈利	*美仙*	**2.340**	4.707
相等於	*港仙*	**18.135**	36.479
每股股息	*港仙*	**6**	14
年度化權益回報 [六個月期間本公司權益持有人應佔溢利 / 本公司權益持有人應佔平均權益 × 2]		**3.4%**	6.8%
未計融資收入／(費用) 淨額、稅項、折舊、攤銷及非營運項目前之盈利	*百萬美元*	**124.7**	239.2
未計融資收入／(費用) 淨額、稅項、折舊、攤銷及非營運項目前之邊際盈利 [未計融資收入／(費用) 淨額、稅項、折舊、攤銷及非營運項目前之盈利／銷售額]		**23.4%**	35.0%

綜合資產負債表

		於 **二零零九年** **六月三十日** **未經審核**	 二零零八年 十二月三十一日 經審核
權益總額	*千美元*	**4,315,287**	4,251,388
本公司權益持有人應佔資產淨值	*千美元*	**4,006,747**	3,953,331
借款淨額 （銀行貸款及透支之總額減現金及銀行結餘）	*千美元*	**1,758,675**	1,465,259
本公司權益持有人應佔每股資產淨值	*美元*	**1.39**	1.37
每股資產淨值（權益總額）	*美元*	**1.50**	1.47
借款淨額與權益總額比率		**40.8%**	34.5%

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓
電話：(852) 2289 8888
傳真：(852) 2810 9888

中期財務資料的審閱報告
致香格里拉（亞洲）有限公司董事會
（於百慕達註冊成立的有限公司）

引言

本核數師（以下簡稱「我們」）已審閱列載於第4至30頁的中期財務資料，此中期財務資料包括香格里拉（亞洲）有限公司（「貴公司」）及其附屬公司（合稱「貴集團」）於二零零九年六月三十日的簡明綜合資產負債表與截至該日止六個月期間的相關簡明綜合收益表、全面收益表、權益變動表和現金流量報表，以及主要會計政策概要和其他附註解釋。香港聯合交易所有限公司主板證券上市規則規定，就中期財務資料編製的報告必須符合以上規則的有關條文以及香港會計師公會頒佈的香港會計準則第34號「中期財務報告」。 貴公司董事須負責根據香港會計準則第34號「中期財務報告」編製及列報該等中期財務資料。我們的責任是根據我們的審閱對該等中期財務資料作出結論，並按照委聘之條款僅向整體董事會報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

審閱範圍

我們已根據香港會計師公會頒佈的香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」進行審閱。審閱中期財務資料包括主要向負責財務和會計事務的人員作出查詢，及應用分析性和其他審閱程序。審閱的範圍遠較根據香港審計準則進行審核的範圍為小，故不能令我們可保證我們將知悉在審核中可能被發現的所有重大事項。因此，我們不會發表審核意見。

結論

按照我們的審閱，我們並無發現任何事項，令我們相信中期財務資料在各重大方面未有根據香港會計準則第34號「中期財務報告」編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零九年九月十一日

簡明綜合中期資產負債表

(所有金額均以千美元為單位)

	附註	於 二零零九年 六月三十日 未經審核	二零零八年 十二月三十一日 經審核
資產			
非流動資產			
物業、廠房及設備	4	**3,900,068**	3,789,324
投資物業	4	**593,363**	524,309
租賃土地及土地使用權	4	**504,124**	520,794
無形資產	4	**94,856**	95,452
於聯營公司之權益		**1,382,124**	1,270,364
遞延所得税資產		**1,956**	1,117
可供出售之金融資產	5	**4,624**	4,158
其他應收款	6	**20,460**	3,683
		6,501,575	6,209,201
流動資產			
存貨		**31,604**	31,805
應收賬項、預付款項及按金	7	**153,824**	191,108
應收聯營公司款項		**27,249**	14,244
持作交易用途之金融資產	8	**20,967**	13,326
現金及銀行結餘		**452,721**	463,027
		686,365	713,510
資產總額		**7,187,940**	6,922,711
權益			
本公司權益持有人應佔股本及儲備			
股本	9	**1,941,729**	1,940,997
其他儲備	10	**1,357,260**	1,334,921
保留盈利			
－擬派中期／末期股息	21	**22,258**	37,090
－其他		**685,500**	640,323
		4,006,747	3,953,331
非控制性權益		**308,540**	298,057
權益總額		**4,315,287**	4,251,388

簡明綜合中期資產負債表*（續）*

（所有金額均以千美元為單位）

	附註	於 二零零九年 六月三十日 未經審核	於 二零零八年 十二月三十一日 經審核
負債			
非流動負債			
銀行貸款	*11*	**1,647,513**	1,889,273
衍生金融工具	*12*	**44,271**	65,916
欠非控制性股東之款項	*13*	**27,621**	27,012
遞延所得稅負債		**210,209**	220,044
		1,929,614	2,202,245
流動負債			
應付賬項及應計項目	*14*	**347,427**	404,380
欠非控制性股東之款項	*13*	**8,301**	6,355
當期所得稅負債		**18,535**	19,330
銀行貸款及透支	*11*	**563,883**	39,013
衍生金融工具	*12*	**4,893**	–
		943,039	469,078
負債總額		**2,872,653**	2,671,323
權益及負債總額		**7,187,940**	6,922,711
流動（負債）／資產淨額		**(256,674)**	244,432
資產總額減流動負債		**6,244,901**	6,453,633

簡明綜合中期收益表

(所有金額均以千美元為單位)

	附註	截至六月三十日止六個月 二零零九年 未經審核	 二零零八年 未經審核
銷售額	3	**533,614**	683,112
銷售成本	15	**(232,672)**	(261,142)
毛利		**300,942**	421,970
其他收益／(虧損)－淨額	16	**4,527**	(18,777)
市場推廣費用	15	**(21,514)**	(21,646)
行政開支	15	**(49,333)**	(51,887)
其他經營開支	15	**(214,530)**	(202,144)
經營溢利		**20,092**	127,516
融資(費用)／收益－淨額	17	**(10,848)**	33,586
應佔聯營公司溢利	18	**69,118**	32,306
未計所得稅前之溢利		**78,362**	193,408
所得稅開支	19	**(10,123)**	(47,041)
期內溢利		**68,239**	146,367
應佔溢利：			
本公司權益持有人		**67,264**	135,685
非控制性權益		**975**	10,682
		68,239	146,367
期內本公司權益持有人應佔溢利之每股盈利 *(以每股美仙列示)*			
－基本	20	**2.340**	4.707
－攤薄	20	**2.340**	4.693
股息	21	**22,258**	52,123

簡明綜合中期全面收益表

(所有金額均以千美元為單位)

	截至六月三十日止六個月	
	二零零九年	二零零八年
	未經審核	未經審核
期內溢利	**68,239**	146,367
其他全面收益：		
貨幣匯兑差額－附屬公司	**20,354**	107,808
貨幣匯兑差額－聯營公司	**2,550**	58,696
期內其他全面收益	**22,904**	166,504
期內全面收益總額	**91,143**	312,871
應佔全面收益總額：		
本公司權益持有人	**89,223**	295,682
非控制性權益	**1,920**	17,189
	91,143	312,871

簡明綜合中期權益變動表

（所有金額均以千美元為單位）

		未經審核					
		本公司權益持有人應佔					
	附註	股本	其他儲備	保留盈利	總額	非控制性權益	總額
於二零零八年一月一日結餘		1,934,577	1,309,274	638,019	3,881,870	303,458	4,185,328
貨幣匯兌差額		–	159,997	–	159,997	6,507	166,504
直接確認於權益中之收益淨額		–	159,997	–	159,997	6,507	166,504
期內溢利		–	–	135,685	135,685	10,682	146,367
截至二零零八年六月三十日止六個月之全面收益總額		–	159,997	135,685	295,682	17,189	312,871
行使購股權 — 配發股份	9	4,396	–	–	4,396	–	4,396
行使購股權 — 從購股權儲備轉撥至股份溢價	9	880	(880)	–	–	–	–
授出購股權 — 僱員服務價值		–	454	–	454	–	454
派付二零零七年度末期股息		–	–	(44,644)	(44,644)	–	(44,644)
已付及應付予非控制性股東之股息		–	–	–	–	(8,014)	(8,014)
因本公司於附屬公司之所有權權益變動而產生之非控制性權益經調整之金額與代價之公平值間之差額		–	–	(11,008)	(11,008)	–	(11,008)
購自非控制性股東之權益		–	–	–	–	(7,109)	(7,109)
被非控制性股東收購之權益		–	–	–	–	348	348
應付非控制性股東之權益貸款之變動淨額		–	–	–	–	(218)	(218)
		5,276	(426)	(55,652)	(50,802)	(14,993)	(65,795)
於二零零八年六月三十日結餘		1,939,853	1,468,845	718,052	4,126,750	305,654	4,432,404

簡明綜合中期權益變動表*（續）*

（所有金額均以千美元為單位）

		未經審核					
		本公司權益持有人應佔					
	附註	股本	其他儲備	保留盈利	總額	非控制性權益	總額
於二零零九年一月一日結餘		1,940,997	1,334,921	677,413	3,953,331	298,057	4,251,388
貨幣匯兌差額		–	21,959	–	21,959	945	22,904
直接確認於權益中之收益淨額		–	21,959	–	21,959	945	22,904
期內溢利		–	–	67,264	67,264	975	68,239
截至二零零九年六月三十日止六個月之全面收益總額		–	21,959	67,264	89,223	1,920	91,143
行使購股權 －配發股份	9	615	–	–	615	–	615
行使購股權 －從購股權儲備轉撥至股份溢價	9	117	(117)	–	–	–	–
派付二零零八年度末期股息		–	–	(37,093)	(37,093)	–	(37,093)
因本公司於一家附屬公司之所有權權益變動而產生之非控制性權益經調整之金額與代價之公平值間之差額		–	497	174	671	–	671
已付及應付予非控制性股東之股息		–	–	–	–	(3,206)	(3,206)
被非控制性股東收購之權益		–	–	–	–	5,382	5,382
非控制性股東注入之權益		–	–	–	–	6,710	6,710
應付非控制性股東之權益貸款之變動淨額		–	–	–	–	(323)	(323)
		732	380	(36,919)	(35,807)	8,563	(27,244)
於二零零九年六月三十日結餘		**1,941,729**	**1,357,260**	**707,758**	**4,006,747**	**308,540**	**4,315,287**

簡明綜合中期現金流量報表

（所有金額均以千美元為單位）

	未經審核 截至六月三十日止六個月 二零零九年	 二零零八年
經營業務之現金流	**35,131**	112,712
投資業務之現金流		
— 購買物業、廠房及設備、投資物業及土地使用權	**(257,466)**	(295,110)
— 出售物業、廠房及設備所得款項	**485**	577
— 收購多家聯營公司／一家附屬公司之額外權益	**(20,752)**	(19,624)
— 出售一家附屬公司權益所得款項	**–**	1,935
— 到期期限超過三個月之短期銀行存款減少	**37,368**	15,667
— 其他投資現金流 — 淨額	**(21,293)**	(15,569)
投資業務所用之現金淨額	**(261,658)**	(312,124)
融資活動之現金流		
— 已付股息	**(38,574)**	(56,520)
— 借款增加淨額	**285,507**	312,370
— 其他融資現金流 — 淨額	**7,002**	6,633
融資活動產生之現金淨額	**253,935**	262,483
現金及現金等價物增加淨額	**27,408**	63,071
於一月一日之現金及現金等價物	**406,356**	357,405
現金及現金等價物之匯兌收益	**158**	10,010
於六月三十日之現金及現金等價物	**433,922**	430,486
現金及現金等價物結餘之分析		
銀行及手頭現金	**301,356**	253,808
短期銀行存款	**151,365**	190,256
現金及銀行結餘	**452,721**	444,064
減：銀行透支	**(120)**	–
到期期限超過三個月之短期銀行存款	**(18,679)**	(13,578)
現金及現金等價物	**433,922**	430,486

簡明綜合中期財務報表附註

（除另有說明者外，所有金額均以千美元為單位）

1. 一般資料

本集團擁有及經營酒店及相關物業，以及提供酒店管理及相關服務。

本公司為一家於百慕達註冊成立之有限公司。註冊辦事處地址為Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda。

本公司於香港聯合交易所有限公司主板作第一上市及於新加坡證券交易所有限公司作第二上市。

2. 編製基準及會計政策

此截至二零零九年六月三十日止六個月之未經審核簡明綜合中期財務報表乃根據由香港會計師公會（「香港會計師公會」）頒佈之香港會計準則（「香港會計準則」）34「中期財務報告」而編製。

此簡明綜合中期財務報表須與根據香港財務報告準則編製之截至二零零八年十二月三十一日止年度之二零零八年全年財務報表一併閱讀。編製此簡明綜合中期財務報表所採用之會計政策及計算方法與截至二零零八年十二月三十一日止年度之全年財務報表所採用者一致，惟下列除外。

根據香港會計準則40修訂「投資物業」，正在建造或開發以供日後用作投資物業之物業分類為建造或開發竣工前之投資物業，於二零零九年一月一日起生效。投資物業於各財政期間審閱並按公平值列賬。公平值變動於收益表確認。截至二零零九年六月三十日止六個月，本集團確認若干聯營公司之投資物業之公平值收益91,051,000美元及相應遞延稅項負債20,112,000美元，並導致於綜合收益表應佔聯營公司溢利計入淨額70,939,000美元。

下列修訂準則與本集團之營運有關，並必須由二零零九年七月一日起開始之財政期間強制執行，本集團已於二零零八年一月一日起開始之財政期間提早採納：

香港會計準則27修訂	綜合及個別財務報表
香港財務報告準則3修訂	業務合併

下列新準則、修訂準則及新詮釋及香港會計師公會於二零零八年十月刊發對香港財務報告準則之改進與本集團之營運有關，並必須由二零零九年一月一日起開始之財政期間強制執行：

香港會計準則1修訂	財務報表之呈列
香港會計準則23修訂	借款成本
香港會計準則32（修訂本）	財務工具：呈列
香港財務報告準則2（修訂本）	基於股本之付款
香港財務報告準則8	營運分部
香港（國際財務報告詮釋委員會）－詮釋13	客戶忠誠度計劃
香港（國際財務報告詮釋委員會）－詮釋16	對國外業務淨投資之對沖

2. 編製基準及會計政策（*續*）

採納上述新準則、修訂準則及新詮釋不會對本集團財務報表之呈列產生重大影響，惟下述者除外：

香港會計準則1修訂「財務報表之呈列」禁止於權益變動表內呈列若干收入及開支項目（即「非擁有者權益變動」），規定「非擁有者權益變動」須與擁有者權益變動分開呈列。實體可選擇呈列一個全面收益表或兩個報表（綜合收益表及全面收益表）。本集團選擇由二零零九年一月一日起開始之財務期間呈列兩個報表。

香港財務報告準則8「營運分部」取代香港會計準則14「分部報告」。該新準則規定以一種「管理方法」呈列，據此分部資料按內部報告所使用之相同基準而呈列。這將導致分部報告方式與提供予首席營運決策者之內部報告更為一致。本公司由二零零九年一月一日起開始之財務期間按此基準呈列其分部資料。

下列修訂準則及新詮釋及香港會計師公會於二零零九年五月刊發對香港財務報告準則之改進與本集團之營運有關，惟於二零零九年並未生效及並無提早採納：

香港會計準則7（修訂本）	現金流量報表
香港會計準則17（修訂本）	租賃
香港會計準則36（修訂本）	資產減值
香港會計準則38（修訂本）	無形資產
香港會計準則39（修訂本）	財務工具：確認與計量
香港財務報告準則5（修訂本）	持作出售之非流動資產及終止經營業務
香港（國際財務報告詮釋委員會）－詮釋9	重新評估嵌入式衍生工具
香港（國際財務報告詮釋委員會）－詮釋17	向擁有人分派非現金資產
香港（國際財務報告詮釋委員會）－詮釋18	自客戶轉移資產

3. 分部資料

本集團於全球範圍之經營可劃分為以下主要分部：

酒店營運（擁有及營運酒店）

－香港
－中國國內
－新加坡
－馬來西亞
－菲律賓
－日本
－泰國
－斐濟
－其他國家（包括緬甸及印尼）

物業租賃（擁有及出租辦公室、商舖及服務式公寓）

－中國國內
－新加坡
－馬來西亞
－其他國家（包括泰國及蒙古人民共和國）

酒店管理

管理層根據除税後溢利之計量評估經營分部之表現。此項計量基準不包括項目開業前費用、企業開支及其他非營運項目，如投資物業之公平值收益或虧損、貨幣項目之公平值調整及減值（因個別非經常性事件而產生之減值）之影響。

3. **分部資料**（*續*）

分部收益表
截至二零零九年及二零零八年六月三十日止六個月（***百萬美元***）

	二零零九年		二零零八年	
	銷售 （*附註2*）	**除稅後溢利** （*附註1*）	銷售 （*附註2*）	除稅後溢利 （*附註1*）
酒店營運				
香港	**84.0**	**15.5**	118.9	31.2
中國國內	**218.9**	**(6.3)**	241.9	65.3
新加坡	**59.4**	**12.4**	90.4	28.6
馬來西亞	**44.0**	**3.3**	60.8	5.5
菲律賓	**64.8**	**(2.0)**	81.8	9.0
日本	**8.2**	**(9.2)**	–	–
泰國	**13.6**	**(1.5)**	35.8	4.9
斐濟	**7.0**	**(0.2)**	15.8	1.5
其他國家	**3.8**	**0.7**	3.6	0.8
	503.7	**12.7**	649.0	146.8
物業租賃				
中國國內	**7.8**	**22.5**	6.0	25.0
新加坡	**6.3**	**4.3**	7.4	5.0
馬來西亞	**3.1**	**0.8**	2.9	0.9
其他國家	**1.1**	**0.1**	0.7	–
	18.3	**27.7**	17.0	30.9
酒店管理	**31.5**	**3.4**	44.5	9.5
總額	**553.5**	**43.8**	710.5	187.2
減：酒店管理 – 內部分部間銷售	**(19.9)**		(27.4)	
對外銷售總額	**533.6**		683.1	

3. 分部資料 *（續）*

分部收益表 *（續）*
截至二零零九年及二零零八年六月三十日止六個月 ***（百萬美元）***

	二零零九年		二零零八年	
		除稅後		除稅後
	銷售	溢利	銷售	溢利
	（附註 2）	*（附註 1）*	*（附註 2）*	*（附註 1）*
企業融資費用（淨額）		**(2.2)**		(6.9)
項目之土地成本攤銷及開業前費用		**(22.8)**		(14.4)
企業開支		**(6.1)**		(8.7)
企業投資控股公司之匯兌收益		**0.2**		5.0
未計非經營項目前溢利		**12.9**		162.2
非經營項目				
投資物業之公平值收益		**70.9**		–
持作交易用途之金融資產之未實現收益／(虧損)		**7.7**		(19.4)
利率掉期合約之公平值收益／(虧損)		**1.7**		(1.3)
非控制性股東貸款及租賃物業抵押按金之公平值調整		**(2.9)**		(0.5)
因菲律賓及斐濟之所得稅稅率調低導致遞延稅項撥備撥回		**11.0**		–
中國國內股權重組之所得稅		**(5.0)**		–
項目減值虧損撥備		**(29.0)**		–
因一家聯營公司之發展擴建項目而拆除之一棟樓宇之賬面淨值撇銷		**–**		(4.8)
授出購股權開支		**–**		(0.5)
本公司權益持有人應佔溢利		**67.3**		135.7

附註：

1. 除稅後溢利包括聯營公司及附屬公司（扣除非控制性權益後）之除稅後業績。

2. 銷售不包括聯營公司之銷售。

3. 分部資料（續）

分部資產
於二零零九年六月三十日及二零零八年十二月三十一日（百萬美元）

	於 二零零九年 六月三十日	於 二零零八年 十二月三十一日
酒店營運		
香港	**208.3**	215.3
中國國內	**2,070.9**	1,981.8
新加坡	**467.0**	467.1
馬來西亞	**334.5**	324.7
菲律賓	**565.9**	413.8
日本	**81.3**	–
泰國	**207.5**	213.8
斐濟	**64.0**	75.1
其他國家	**26.9**	28.0
	4,026.3	3,719.6
物業租賃		
中國國內	**150.3**	137.5
新加坡	**330.1**	328.5
馬來西亞	**78.0**	77.5
其他國家	**42.5**	–
	600.9	543.5
酒店管理	**42.7**	51.8
抵銷	**(11.0)**	(13.8)
分部資產總額	**4,658.9**	4,301.1
於聯營公司之權益	**1,382.1**	1,270.4
分配至項目之資產	**970.6**	1,191.1
未分配資產	**81.4**	64.6
無形資產	**94.9**	95.5
資產總額	**7,187.9**	6,922.7

*附註：*分部資產總額僅指附屬公司之資產。

4. 資本支出

	投資物業	物業、廠房及設備	租賃土地及土地使用權	無形資產
於二零零九年一月一日期初賬面淨值	524,309	3,789,324	520,794	95,452
添置	26	265,141	57	–
轉撥	64,718	(58,688)	(6,030)	–
匯兑差額	8,928	6,678	629	16
出售	(4,618)	(6,433)	(5,119)	–
折舊／攤銷費用 *(附註15)*	–	(95,954)	(6,207)	(612)
於二零零九年六月三十日期末賬面淨值	**593,363**	**3,900,068**	**504,124**	**94,856**
於二零零八年一月一日期初賬面淨值	523,633	3,260,931	416,749	87,172
添置	3,071	288,985	9,719	–
匯兑差額	27,985	121,110	16,041	–
出售	(96)	(7,212)	–	–
折舊／攤銷費用 *(附註15)*	–	(80,745)	(4,950)	(612)
於二零零八年六月三十日期末賬面淨值	554,593	3,583,069	437,559	86,560

5. 可供出售之金融資產

	於 二零零九年 六月三十日	於 二零零八年 十二月三十一日
權益證券：		
海外非上市股份，按成本	**1,916**	1,916
－匯兑差額	**180**	127
	2,096	2,043
會所債券，按公平值	**2,528**	2,115
	4,624	4,158

6. 其他應收款

	於 二零零九年 六月三十日	於 二零零八年 十二月三十一日
貸款予一家被管理酒店	**4,503**	3,683
租賃物業之抵押按金	**15,957**	–
	20,460	3,683

6. 其他應收款（續）

向一家被管理酒店提供本金餘額為6,000,000澳元（相等於4,986,000美元）（二零零八年十二月三十一日：6,000,000澳元（相等於4,152,000美元））之貸款乃根據酒店管理協議規定授予一家位於澳洲由獨立第三方所擁有之被管理酒店。該等貸款以該間酒店物業作第二按揭為擔保並須依照固定償還時間表於二零一二年前悉數償還。除一筆指定金額2,000,000澳元（相等於1,663,000美元）（二零零八年十二月三十一日：2,000,000澳元（相等於1,384,000美元））之貸款須按倫敦銀行同業拆息加1%之年利率計息外，該等貸款皆為免息貸款。於首次確認免息部份時計算公平值而使用之實際利率為年利率5.74%。

已支付免息抵押按金達1,751,000,000日圓（相等於18,274,000美元）予租賃物業之出租方，並僅將於租賃期滿後可予收回。此項長期按金於二零零九年交付租賃物業後已從流動資產下的預付款項及按金重新歸類至非流動資產下之其他應收款。於首次確認此項按金時計算公平值而使用之實際利率為年利率0.556%。

此等其他應收款之公平值與彼等之賬面值並無重大差異。於報告日期所面對之最大信貸風險乃上述其他應收款之公平值。

7. 應收賬項、預付款項及按金

	於 二零零九年 六月三十日	於 二零零八年 十二月三十一日
貿易應收款	**39,342**	54,224
預付款項及按金	**59,832**	74,542
其他應收款	**54,650**	62,342
	153,824	191,108

由於本集團擁有眾多客戶分佈在世界各地，故本集團之貿易應收款概無信貸集中風險。

(a) 貿易及其他應收款之公平值與賬面值並無重大差異。於報告日期，所面對最大信貸風險乃上述各類應收款之公平值。

(b) 本集團之銷售主要以信用卡或按金作為付款形式，其餘數額一般有三十日付款信貸期。本集團訂有明確之信貸政策。貿易應收款在扣除減值撥備後之賬齡分析如下：

	於 二零零九年 六月三十日	於 二零零八年 十二月三十一日
0－3個月	**36,571**	51,803
4－6個月	**1,289**	1,696
6個月以上	**1,482**	725
	39,342	54,224

8. 持作交易用途之金融資產

	於二零零九年六月三十日	於二零零八年十二月三十一日
權益證券，按市值		
於香港上市之股份	**19,669**	11,917
於香港以外上市之股份	**1,298**	1,409
	20,967	13,326

9. 股本

	股份數目（千股）	金額 普通股股份	股份溢價	總額
法定股本				
－每股面值1港元之普通股股份				
於二零零八年十二月三十一日及二零零九年六月三十日	5,000,000	646,496	–	646,496
已發行及繳足股本				
－每股面值1港元之普通股股份				
於二零零八年一月一日	2,881,488	372,061	1,562,516	1,934,577
行使購股權				
－配發股份	3,169	409	3,987	4,396
－轉撥自購股權儲備	–	–	880	880
於二零零八年六月三十日	2,884,657	372,470	1,567,383	1,939,853
行使購股權				
－配發股份	706	91	864	955
－轉撥自購股權儲備	–	–	189	189
於二零零八年十二月三十一日及二零零九年一月一日	2,885,363	372,561	1,568,436	1,940,997
行使購股權				
－配發股份	474	61	554	615
－轉撥自購股權儲備	–	–	117	117
於二零零九年六月三十日	**2,885,837**	**372,622**	**1,569,107**	**1,941,729**

9. 股本 *(續)*

本公司購股權持有人已行使下列根據行政人員購股權計劃及新購股權計劃按不同行使價授出之購股權股份：

	所發行購股權股份數目						
	按每股購股權股份8.26港元	**按每股購股權股份8.82港元**	**按每股購股權股份8.18港元**	**按每股購股權股份6.81港元**	**按每股購股權股份11.60港元**	**按每股購股權股份14.60港元**	**總代價** *千美元*
於二零零九年							
四月	–	53,528	–	120,000	–	–	166
六月	–	–	–	–	300,000	–	449
截至二零零九年六月三十日止六個月	**–**	**53,528**	**–**	**120,000**	**300,000**	**–**	**615**
截至二零零八年六月三十日止六個月	765,008	194,277	–	130,000	1,735,000	344,500	4,396
截至二零零八年十二月三十一日止年度	765,008	295,805	–	330,000	1,990,000	494,000	5,351

截至二零零九年六月三十日止六個月緊接購股權獲行使日期前之股份加權平均收市價為12.23港元（截至二零零八年六月三十日止六個月：22.62港元）。

購股權

購股權乃授予董事及主要僱員。已授出購股權之行使價乃相等於／高於授出購股權當日股份之收市價。董事及僱員於完成一年服務（歸屬期）時方可享有購股權。購股權自授出日一年後方可行使，購股權之有效合約期為十年。本集團並無法律或推定責任須以現金購回或清償購股權。

本公司設有兩項購股權計劃：行政人員購股權計劃及新購股權計劃。此兩項計劃之詳情載列於本報告「購股權」一節內。

9. 股本*（續）*

尚未行使之購股權股份數目之變動及其相關加權平均行使價如下：

	截至二零零九年六月三十日止六個月 每股購股權股份平均行使價（港元）	截至二零零九年六月三十日止六個月 購股權股份數目	截至二零零八年十二月三十一日止年度 每股購股權股份平均行使價（港元）	截至二零零八年十二月三十一日止年度 購股權股份數目
於一月一日	**12.20**	**16,005,410**	11.92	20,152,723
已行使	**10.07**	**(473,528)**	10.70	(3,874,813)
已失效	**11.38**	**(575,000)**	12.84	(272,500)
於六月三十日／十二月三十一日	**12.30**	**14,956,882**	12.20	16,005,410

於期／年末尚未行使之購股權股份之屆滿日及行使價如下：

屆滿日	每股購股權股份行使價（港元）	購股權股份數目 於二零零九年六月三十日	購股權股份數目 於二零零八年十二月三十一日
行政人員購股權計劃			
二零一零年一月十四日	8.82	**860,961**	914,489
二零一一年一月十四日	8.18	**67,921**	67,921
		928,882	982,410
新購股權計劃			
二零零九年十二月三十一日	11.60	**455,000**	–
二零零九年十二月三十一日	14.60	**277,500**	–
二零一二年五月二十八日	6.81	**740,000**	980,000
二零一五年四月二十七日	11.60	**7,302,000**	8,362,000
二零一六年六月十五日	14.60	**5,253,500**	5,681,000
		14,028,000	15,023,000

截至二零零九年及二零零八年六月三十日止六個月內概無授出購股權。

於二零零九年六月三十日後至批准本財務報表日期止期間概無購股權獲行使。每股行使價為14.60港元可認購20,000股股份之購股權已於二零零九年六月三十日後至批准本財務報表日期止期間失效。

10. 其他儲備

	購股權	資本贖回	外匯變動	資本	其他	繳入盈餘	總額
於二零零八年一月一日	7,460	10,666	298,549	601,490	1,368	389,741	1,309,274
貨幣匯兑差額	–	–	159,997	–	–	–	159,997
授出購股權	454	–	–	–	–	–	454
行使購股權－轉撥至股份溢價	(880)	–	–	–	–	–	(880)
於二零零八年六月三十日	7,034	10,666	458,546	601,490	1,368	389,741	1,468,845
貨幣匯兑差額	–	–	(133,735)	–	–	–	(133,735)
行使購股權－轉撥至股份溢價	(189)	–	–	–	–	–	(189)
於二零零八年十二月三十一日及二零零九年一月一日	6,845	10,666	324,811	601,490	1,368	389,741	1,334,921
貨幣匯兑差額	–	–	21,959	–	–	–	21,959
出售一家附屬公司部份權益時之匯兑儲備轉撥	–	–	497	–	–	–	497
行使購股權－轉撥至股份溢價	(117)	–	–	–	–	–	(117)
於二零零九年六月三十日	**6,728**	**10,666**	**347,267**	**601,490**	**1,368**	**389,741**	**1,357,260**

11. 銀行貸款及透支

	於 二零零九年六月三十日	於 二零零八年十二月三十一日
透支－無抵押	**120**	624
銀行貸款－有抵押 *(附註23(c))*	**51,714**	51,702
銀行貸款－無抵押	**2,159,562**	1,875,960
	2,211,396	1,928,286

銀行貸款及透支到期情況如下：

	於 二零零九年六月三十日	於 二零零八年十二月三十一日
一年內	**563,883**	39,013
第一年至第二年間	**307,534**	617,536
第二年至第五年間	**1,283,719**	1,210,714
於五年內悉數償還	**2,155,136**	1,867,263
五年後	**56,260**	61,023
	2,211,396	1,928,286

11. 銀行貸款及透支 *(續)*

於資產負債表結算日之實際年利率如下：

	二零零九年六月三十日							
	港元	**人民幣**	**馬元**	**美元**	**日圓**	**披索**	**歐元**	**泰銖**
銀行透支	**–**	**–**	**6.05%**	**–**	**–**	**–**	**–**	**7.15%**
銀行借款	**0.44%**	**5.44%**	**2.83%**	**0.74%**	**0.91%**	**5.48%**	**1.34%**	**–**

	二零零八年十二月三十一日							
	港元	人民幣	馬元	美元	日圓	披索	歐元	泰銖
銀行透支	5.00%	–	–	–	–	–	–	8.20%
銀行借款	0.92%	6.27%	4.05%	2.51%	1.20%	6.94%	3.55%	–

銀行貸款及透支之賬面值貼近公平值，其貨幣面額如下：

	於	
	二零零九年六月三十日	二零零八年十二月三十一日
港元	**1,045,670**	988,607
人民幣	**272,102**	165,618
馬元	**48,792**	44,808
美元	**602,460**	512,460
日圓	**41,745**	44,321
菲律賓披索	**59,357**	59,321
歐元	**141,163**	112,739
泰銖	**107**	412
	2,211,396	1,928,286

本集團有下列尚未提取備用借款：

	於	
	二零零九年六月三十日	二零零八年十二月三十一日
浮息		
－於一年內到期	**300,879**	175,747
－於一年後到期	**598,971**	820,393
定息		
－於一年內到期	**2,635**	–
－於一年後到期	**51,229**	–
	953,714	996,140

於二零零九年六月三十日，於一年後到期之尚未提取備用浮息借款800,000,000泰銖（二零零八年十二月三十一日：800,000,000泰銖），由一幅賬面淨值7,243,000美元（二零零八年十二月三十一日：7,064,000美元）之永久業權土地作抵押。

12. 衍生金融工具

	於 二零零九年 六月三十日	二零零八年 十二月三十一日
負債		
利率掉期合約 — 非對沖	**49,164**	65,916
減：利率掉期合約之流動部分	**(4,893)**	–
非流動部分	**44,271**	65,916

本集團於過往年度透過訂立香港銀行同業拆息及倫敦銀行同業拆息利率掉期合約對沖其中期利率風險。然而，此等掉期合約不符合採用對沖會計法。此等衍生工具於訂立合約之日初步按公平值確認，其後按公平值重新計量。所紀錄之公平值將視乎當前的金融市況及預期利率環境而分類為資產或負債。公平值變動連同現金付款／收取之淨額（支付香港銀行同業拆息／倫敦銀行同業拆息之固定利率及收取浮動利率之差額）會立即確認於綜合收益表內「其他收益／（虧損）— 淨額」。

於二零零九年六月三十日之未平倉香港銀行同業拆息及倫敦銀行同業拆息利率掉期合約之名義本金分別為4,760,000,000港元及100,000,000美元（二零零八年十二月三十一日：分別為4,760,000,000港元及100,000,000美元）。

於二零零九年六月三十日，固定年利率介乎4.28%至4.70%（二零零八年十二月三十一日：年利率4.28%至4.70%）。

13. 欠非控制性股東之款項

(a) 欠非控制性股東之款項（非流動部份）為無抵押，並按下列條款償還：

	於 二零零九年 六月三十日	二零零八年 十二月三十一日
倫敦銀行同業拆息率加2.5%之年利率，並須於二零一五年六月三十日悉數償還	**772**	772
免息及毋須於十二個月內償還	**26,849**	26,240
	27,621	27,012

於首次確認欠非控制性股東之款項之免息部份時計算公平值而使用之實際利率為年利率4.1%。

(b) 欠非控制性股東之款項（流動部份）為無抵押，並按下列條款償還：

	於 二零零九年 六月三十日	二零零八年 十二月三十一日
免息及無固定還款期	**8,301**	6,355

欠非控制性股東之款項（包括上述(a)及(b)之流動及非流動部份）之公平值與其賬面值並無重大差異。

14. 應付賬項及應計項目

	於 二零零九年 六月三十日	於 二零零八年 十二月三十一日
貿易應付款	**49,012**	54,219
應付建造成本及應計開支	**298,415**	350,161
	347,427	404,380

貿易應付款之賬齡分析如下：

	於 二零零九年 六月三十日	於 二零零八年 十二月三十一日
0－3個月	**43,612**	49,480
4－6個月	**2,244**	2,092
6個月以上	**3,156**	2,647
	49,012	54,219

15. 按性質劃分之開支

包括於銷售成本、市場推廣費用、行政開支及其他經營開支內之開支分析如下：

	截至六月三十日止六個月 二零零九年	二零零八年
物業、廠房及設備折舊（扣除已資本化金額211,000美元（二零零八年：572,000美元））*（附註4）*	**95,743**	80,173
租賃土地及土地使用權攤銷*（附註4）*	**6,207**	4,950
商標及網站開發攤銷*（附註4）*	**612**	612
員工福利開支	**164,774**	176,603
營運中已售或消耗之存貨成本	**74,784**	84,616
出售物業、廠房及設備及投資物業取替部分之虧損	**850**	1,413
因酒店裝修而棄置之物業、廠房及設備	**1,855**	5,321
發展中物業減值虧損撥備	**3,827**	–
授出購股權開支	**–**	454

16. 其他收益／（虧損）－ 淨額

	截至六月三十日止六個月 二零零九年	二零零八年
持作交易用途之金融資產之未實現收益／（虧損）淨額	**7,641**	(21,793)
衍生金融工具公平值收益／（虧損）－ 利率掉期合約	**1,739**	(1,341)
一家聯營公司股權重組產生之所得稅撥備	**(5,000)**	–
租賃物業抵押按金之公平值調整	**(2,364)**	–
利息收入	**2,325**	3,523
股息收入	**249**	555
其他	**(63)**	279
	4,527	(18,777)

17. 融資（費用）／收益 — 淨額

	截至六月三十日止六個月	
	二零零九年	二零零八年
利息開支		
— 銀行貸款及透支	**(17,302)**	(23,783)
— 其他貸款	**(768)**	(1,002)
	(18,070)	(24,785)
減：已資本化金額	**7,482**	6,093
	(10,588)	(18,692)
外匯交易（虧損）／收益淨額	**(260)**	52,278
	(10,848)	33,586

期內用以釐定可資本化之借款成本金額之實際資本化年利率為1.7%（二零零八年：3.4%）。

18. 應佔聯營公司溢利

	截至六月三十日止六個月	
	二零零九年	二零零八年
應佔聯營公司未扣除稅項前之溢利（未計及應佔投資物業公平值增加淨額及減值虧損撥備）	**31,520**	50,918
應佔上海嘉里中心、靜安嘉里中心項目及上海Kerry Parkside項目之公平值增加淨額	**91,051**	–
紐約發展項目減值虧損撥備	**(24,800)**	–
應佔因中國國際貿易中心有限公司之發展擴建項目而拆除之一棟樓宇之賬面淨值虧損	**–**	(4,751)
應佔聯營公司未扣除稅項前溢利	**97,771**	46,167
應佔聯營公司稅項（未扣除投資物業公平值收益之遞延稅項負債撥備）	**(8,541)**	(13,861)
應佔投資物業公平值收益之遞延稅項負債撥備	**(20,112)**	–
應佔聯營公司稅項	**(28,653)**	(13,861)
應佔聯營公司溢利	**69,118**	32,306

19. 所得税開支

香港利得税乃按期內估計應課税溢利按16.5%（二零零八年：16.5%）税率作出撥備。香港以外地區之税項包括附屬公司所派發之股息而已付及應付之預扣税及本集團屬下在香港以外地區經營之公司之估計應課税溢利按適用之税率作出撥備。

	截至六月三十日止六個月	
	二零零九年	二零零八年
當期所得税		
－香港利得税	**4,071**	7,586
－海外税項	**17,330**	38,329
遞延所得税（計入）／開支	**(11,278)**	1,126
	10,123	47,041

截至二零零九年六月三十日止六個月之遞延所得税已就菲律賓及斐濟由二零零九年一月一日起將所得税税率調低而撥回附屬公司遞延税項負債撥備11,049,000美元後列賬。

20. 每股盈利

基本

每股基本盈利乃根據本公司權益持有人應佔溢利除以期內已發行普通股股份之加權平均數計算。

	截至六月三十日止六個月	
	二零零九年	二零零八年
本公司權益持有人應佔溢利*（千美元）*	**67,264**	135,685
已發行普通股股份之加權平均數*（千股）*	**2,874,578**	2,882,589
每股基本盈利*（每股美仙）*	**2.340**	4.707

攤薄

每股攤薄盈利乃按照假設所有攤薄潛在普通股股份已進行轉換而調整之已發行普通股股份之加權平均數計算。就購股權而言，已計算根據尚未行使購股權所附帶認購權之貨幣價值公平值而釐定之應可被購之股份數目，該公平值根據本公司股份之每年平均股份市價釐定。上述計算所得之股份數目之增加額為假設行使購股權而發行之股份數目。

截至二零零九年六月三十日止六個月，根據行政人員購股權計劃而發行行使價為8.82港元及8.18港元之購股權連同根據新購股權計劃而發行行使價為6.81港元之購股權有最大攤薄影響。截至二零零八年六月三十日止六個月，所有根據行政人員購股權計劃及新購股權計劃而發行之購股權有最大攤薄影響。

20. 每股盈利*（續）*

攤薄*（續）*

	截至六月三十日止六個月	
	二零零九年	二零零八年
本公司權益持有人應佔溢利*（千美元）*	**67,264**	135,685
已發行普通股股份之加權平均數*（千股）*	**2,874,578**	2,882,589
購股權調整*（千股）*	**442**	8,419
計算每股攤薄盈利所用之普通股股份加權平均數*（千股）*	**2,875,020**	2,891,008
每股攤薄盈利*（每股美仙）*	**2.340**	4.693

21. 股息

	截至六月三十日止六個月	
	二零零九年	二零零八年
擬派中期股息每股普通股股份6港仙（二零零八年：14港仙）	**22,258**	52,123

附註：

(a) 董事會於二零零九年三月十七日舉行之會議上建議派發截至二零零八年十二月三十一日止年度之末期股息每股普通股股份10港仙已於二零零九年六月五日派付，並已反映為截至二零零九年六月三十日止六個月之保留盈利分派。

(b) 董事會於二零零九年九月十一日舉行之會議上宣派截至二零零九年十二月三十一日止年度之中期股息每股普通股股份6港仙。該擬派股息未於此財務報表中反映為應付股息列賬，惟將反映為截至二零零九年十二月三十一日止年度之保留盈利分派。截至二零零九年六月三十日止六個月之擬派中期股息為22,258,000美元，此乃根據本公司於批准此等財務報表日期之2,885,836,206股已發行股份計算（經本公司一家附屬公司持有之本公司10,867,055股普通股股份調整，而為數84,000美元已於綜合時抵銷）。

22. 收購及出售聯營公司及一家附屬公司之權益

截至二零零九年六月三十日止六個月，本集團已與關連人士完成連串交易，以收購及重組若干於菲律賓之物業權益。於完成收購及重組後，本集團向Shang Properties, Inc.（「SPI」）（本公司之關連人士）出售於Mactan Shangri-La Hotel & Resort, Inc.（「MSH」）（原擁有宿霧香格里拉麥丹島酒店之100%權益）約6.05%之股本權益，並自嘉里控股有限公司（本公司之主要股東）及SPI收購若干菲律賓物業控股公司（於菲律賓擁有若干地塊）約93.95%之經濟權益。本集團已支付現金代價淨額約20,800,000美元，而被收購公司之公平值則約26,800,000美元。收購及重組完成後，本集團於MSH擁有93.95%股本權益及於各菲律賓物業控股公司擁有93.95%經濟權益，而MSH及菲律賓物業控股公司之餘下約6.05%股本權益則由關連人士持有。本集團於被收購之菲律賓物業控股公司擁有重大影響力，該等公司因而被視為本集團之聯營公司處理。

23. 財務擔保、或然負債及資產抵押

(a) 財務擔保

於二零零九年六月三十日，本集團就北京嘉奧房地產開發有限公司（本公司擁有23.75%權益之聯營公司並為北京嘉里中心之擁有人）、上海新慈厚房地產有限公司（本公司擁有24.75%權益之聯營公司並為上海嘉里中心之擁有人）、上海吉祥房地產有限公司（本公司擁有49%權益之聯營公司並為上海靜安嘉里中心項目之擁有人）及Fine Winner Holdings Limited（本公司擁有30%權益之聯營公司並為香港仁民飯店之擁有人）獲授銀行信貸與銀行簽訂按比例之擔保。本集團亦就北京香格里拉飯店有限公司（本公司擁有38%權益之聯營公司並為北京香格里拉飯店之擁有人）獲授銀行信貸與聯營公司之主要股東（其已向銀行做出悉數擔保）簽訂反擔保。本集團為該等聯營公司所擔保之銀行信貸之已動用數額為42,767,000美元（二零零八年十二月三十一日：42,416,000美元）。該等擔保以各有關之合約金額列明。董事會認為該等擔保應不會被要求予以執行。

本公司連同其他三名擔保人（統稱「擔保人」）與若干放款人簽立一份具追索權之創業擔保，以為Park Avenue Hotel Acquisition, LLC（「借款人」）（本集團擁有25.9%權益之聯營公司擁有75%權益之附屬公司，為位於美國紐約州紐約市610 Lexington Avenue之項目（「該項目」）之擁有人）獲放款人授出之若干銀行信貸提供擔保。由於借款人未能支付於到期日（為二零零九年四月八日）到期支付之未償還貸款，放款人就該項目提出止贖權索償。此外，由於指稱出現全面追索情況，放款人修訂其就該項目提出之止贖權申訴，以包括如該項目之止贖出售所得之款項不足以償還到期支付及償還之全部未償還貸款金額，則對該項目所負貸款之所有擔保人（包括本公司）作出不足判決之索償。放款人申索根據貸款文件到期支付及償還之約133,602,000美元以及所有應計利息及其他支出，並只對擔保人申索於止贖行動下出售該項目後餘下之任何不足之金額。本公司擬就放款人向擔保人提出之訴訟全力抗辯，亦相信其他擔保人會作出相同舉動。董事會獲其法律顧問告知，本公司有合理理由就放款人根據擔保提出之索償作出抗辯。除了繼續就放款人向本公司提出之訴訟抗辯外，董事會擬在擔保人最終被判敗訴之情況下，強制執行本公司於擔保人訂立之注資協議項下之權利。該注資協議訂明其他擔保人須承擔上述具追索權創業擔保項下任何負債之80.575%，而本公司僅須承擔對擔保人之任何有關負債總額之19.425%。

(b) 或然負債

於二零零九年六月三十日，本集團之或然負債如下：

(i) 本集團就一份管理合約項下酒店之財務表現簽訂以該間位於悉尼之酒店之擁有人為受益人之履約擔保。有關該擔保項下之責任所涉及之累計金額上限為1,213,000澳元（相等於1,008,000美元）（二零零八年十二月三十一日：2,425,000澳元（相等於1,678,000美元））。

(ii) 本集團就與執行酒店樓宇之施工工程有關之若干樓宇承包商所獲取銀行之備用信用狀簽訂提供金額為11,515,000美元（二零零八年十二月三十一日：39,845,000美元）之擔保。該等信貸於二零零九年六月三十日仍未被提取。

(c) 資產抵押

於二零零九年六月三十日，一家附屬公司獲授之51,714,000美元（二零零八年十二月三十一日：51,702,000美元）銀行借貸乃以該附屬公司賬面淨值為55,919,000美元（二零零八年十二月三十一日：57,751,000美元）之酒店樓宇、汽車及機器、傢俬、固定裝置及設備之保單權利與利益作為抵押。

24. 承擔

於資產負債表結算日已承擔惟尚未產生之資本開支如下：

	於 二零零九年 六月三十日	二零零八年 十二月三十一日
現有物業－物業、廠房及設備及投資物業		
已訂約但未撥備	**128,144**	80,813
已獲授權但未訂約	**80,468**	73,552
發展項目		
已訂約但未撥備	**237,600**	431,397
已獲授權但未訂約	**834,850**	1,573,282
	1,281,062	2,159,044

25. 關連人士交易

Kerry Group Limited（「KGL」）於二零零九年六月三十日根據證券及期貨條例第336條規定而須予存置之登記冊內所載擁有本公司大約49.06%已發行普通股股份，並對本公司有重大影響力。

與關連人士已進行以下交易：

	截至六月三十日止六個月 二零零九年	二零零八年
(a) 與KGL附屬公司之交易（不包括本公司之附屬公司）		
收取酒店管理與相關服務及專利費用	**777**	1,268
支付項目管理服務及項目諮詢服務費用	**200**	2,814
付還辦公室開支及支付行政及相關費用	**892**	923
支付辦公室租金、管理費及差餉	**1,094**	280

	截至六月三十日止六個月 二零零九年	二零零八年
(b) 與本集團聯營公司之交易		
收取酒店管理與相關服務及專利費用	**3,336**	5,786
收取洗衣服務費	**306**	422
支付航班服務費	**146**	75

25. 關連人士交易（續）

	於 二零零九年 六月三十日	於 二零零八年 十二月三十一日
(c) 向KGL附屬公司提供之財務資助（不包括本公司之附屬公司）		
給予本集團聯營公司之貸款結餘	**83,455**	83,455
就本集團聯營公司所獲取之銀行貸款／信貸與銀行簽訂之擔保結餘	**24,268**	23,924

	於 二零零九年 六月三十日	於 二零零八年 十二月三十一日
(d) 向本集團聯營公司提供之財務資助（不包括上列(c)項）		
給予本集團聯營公司之貸款結餘	**98,356**	97,383
就本集團一家聯營公司所獲取之銀行貸款／信貸與銀行簽訂之擔保結餘	**18,499**	18,491

期內上述交易之條款並無重大變動。

	截至六月三十日止六個月 二零零九年	截至六月三十日止六個月 二零零八年
(e) 主要管理層補償金		
袍金、薪金及其他短期僱員福利	**1,534**	1,380
僱傭期後之福利	**56**	69
	1,590	1,449

26. 資產負債表結算日後事項

(a) 於二零零九年七月，本集團之附屬公司簽訂一份五年期及一份六年期合共人民幣460,000,000元（相等於67,000,000美元）之無抵押雙邊銀行貸款協議。於二零零九年八月，本集團之一家附屬公司亦簽訂一份人民幣274,000,000元（相等於40,000,000美元）之五年期無抵押雙邊銀行貸款協議。

(b) 於二零零九年七月二十九日，本集團與一名關連人士訂立一份買賣協議，據此本集團同意以代價51,148,000港元（相等於6,600,000美元）（可予調整）購入一家公司之全部股本權益。該公司擁有中國國內山東省曲阜市之一幅土地，主要可用作酒店發展用途。有關交易仍有待當地有關部門批准及註冊。

業務回顧

（業績與去年同期比較）

本集團之業務由三個主要分部組成：

酒店營運	－	擁有及營運酒店
酒店管理	－	為集團擁有之酒店及第三方擁有之酒店提供酒店管理及相關服務
物業租賃	－	擁有及出租辦公室物業、商用物業及服務式公寓

收入

酒店營運

－ 繼續是收入及經營溢利之主要來源。

－ 於二零零九年六月三十日，本集團於其附屬公司及聯營公司所持有之46間營運中之酒店（共有23,463間客房）擁有股本權益，包括上海波特曼麗嘉酒店（「波特曼」）及香港仁民飯店（「仁民飯店」）。本集團亦於擁有389間客房之泗水香格里拉大酒店擁有10%權益。擁有202間客房之東京香格里拉大酒店（「東京香格里拉」）乃以中期經營租賃方式營運。

－ 二零零九年上半年之業績受到前所未見之環球金融市場崩潰嚴重影響。於第二季在全球爆發的H1N1流感（豬流感）亦全面打擊旅遊業。

－ 本集團所有國家的酒店的加權平均入住率、加權平均客房價及加權平均客房收入（「每房收入」）均告下跌，惟獨緬甸的每房收入錄得15%之升幅。分部業績載列於本報告第13及14頁。

－ 位於中國國內擁有409間客房之溫州香格里拉大酒店（本公司擁有75%權益之酒店）於二零零九年一月十六日開業。東京香格里拉及擁有219間客房之菲律賓香格里拉長灘島大酒店（「香格里拉長灘島」）則於二零零九年三月二日開業。

－ 菲律賓之業績因新開業的香格里拉長灘島於市況不景氣下表現欠佳及其首個營運年度的龐大折舊支出而受到不利影響。

－ 新開業的東京香格里拉之表現亦受到市場需求疲弱之不利影響，於期內經扣除折舊支出及租金後錄得虧損。

－ 本期間完結後，馬爾代夫香格里拉度假酒店於二零零九年七月二十六日開業。該酒店建有142幢寬敞之獨立別墅。擁有564間客房之寧波香格里拉大酒店則於二零零九年八月二十一日開業。

業務回顧*（續）*

收入*（續）*

酒店營運*（續）*

本集團期內之主要業績指標（按合併基準）如下：

	二零零九年			二零零八年		
		加權平均			加權平均	
		暫住			暫住	
國家	**入住率**	**客房價**	**每房收入**	入住率	客房價	每房收入
	(%)	***（美元）***	***（美元）***	*(%)*	*（美元）*	*（美元）*
中華人民共和國						
香港	**57**	**252**	**138**	72	303	216
中國國內	**46**	**134**	**60**	59	153	91
新加坡	**61**	**184**	**115**	80	231	186
馬來西亞	**54**	**118**	**73**	67	125	87
菲律賓	**68**	**149**	**97**	77	172	129
日本	**24**	**543**	**124**	不適用	不適用	不適用
泰國	**26**	**159**	**63**	62	172	102
斐濟	**39**	**117**	**45**	69	150	101
其他國家	**58**	**93**	**53**	63	100	57
本集團	**50**	**147**	**74**	65	170	110

*附註：*計算在翻新工程中酒店之每房收入時已扣除正進行翻新客房之數目。

- 為應對疲弱之市場環境，管理層已立刻採取行動盡量減省開支，包括在不降低服務標準及水平之前提下採取多項成本減縮措施。

酒店管理

- 除仁民飯店及波特曼外，本集團擁有股本權益之其他45間酒店以及東京香格里拉全部由酒店管理附屬公司SLIM International Limited及其附屬公司（「SLIM」）管理。

- 擁有119間客房之加拿大溫哥華香格里拉大酒店於二零零九年一月開業，而於二零零九年六月三十日，SLIM持有由第三方擁有之16間營運中之酒店之酒店管理合約。該16間酒店之整體加權平均每房收入下跌10%，而平均客房價則增加5%。

- 由於酒店業績欠佳，經減除源自同系附屬公司之收入後，SLIM之綜合收入錄得32%跌幅。

- 於二零零九年三月，SLIM與已於二零零九年八月一日開業擁有301間客房之阿布扎比Qaryat Al Beri商貿飯店訂立一項新酒店管理協議。於二零零九年六月，SLIM與一間將於二零一二年開業擁有400間客房之莫斯科酒店訂立酒店管理協議。於本報告日期，SLIM持有11間由第三方擁有之興建中酒店之管理協議。

業務回顧 *(續)*

收入 *(續)*

物業租賃

- 本集團之投資物業主要位於上海及北京，均由聯營公司持有。
- 位於蒙古人民共和國烏蘭巴托之辦公室大樓（本集團擁有51%股本權益）於二零零九年六月開業。
- 本集團於中國國內之投資物業之收益率走勢參差，辦公室樓面之收益率普遍穩定或有所增加，而服務式公寓及商業樓面之收益率則普遍下跌。

綜合溢利

- 按分部基準計算，來自酒店營運之本公司權益持有人應佔純利大幅下跌134,100,000美元，而投資物業之貢獻淨額則僅輕微下跌3,200,000美元。去年同期之分部業績受到匯兑收益49,900,000美元之有利影響，此乃因人民幣及其他亞洲貨幣兑換美元升值所致。本期間之匯兑虧損為400,000美元。
- 未計非營運項目前之純利經扣除新酒店及項目之開業前費用18,300,000美元（去年同期為11,300,000美元）後，由二零零八年之162,200,000美元下跌至本期間之12,900,000美元。
- 本期間計入非營運項目淨額為54,400,000美元，主要為投資物業之公平值收益70,900,000美元（已扣除税項）、就所得税税率下調而撥回菲律賓及斐濟酒店之遞延税項撥備11,000,000美元、持作交易用途之金融資產之未實現收益7,700,000美元及因項目之減值虧損撥備29,000,000美元抵銷。於去年同期，非經營項目支出淨額為26,500,000美元。

企業債務及財務狀況

期內，本集團簽訂一份42,000,000馬元（約12,000,000美元）之新四年期無抵押銀行貸款協議及多份相等於共206,900,000美元之新五年期無抵押銀行貸款協議。於二零零九年二月，馬爾代夫一家非全資附屬公司與華盛頓International Finance Corporation簽訂一份50,000,000美元之七年期有抵押項目貸款協議。中國國內之一家附屬公司亦將其相等於7,300,000美元之無抵押銀行貸款延期一年。

本集團自已承諾銀行信貸提取貸款時未曾遭遇任何困難。於本財政期間或於該期間完結後，概無銀行信貸被銀行註銷。

借款淨額（銀行貸款及透支之總額減現金及銀行結餘）與權益總額之比率由二零零八年十二月三十一日之34.5%上升至二零零九年六月三十日之40.8%。

本集團已履行其於借款協議項下之所有契約。

企業債務及財務狀況 *(續)*

於二零零九年六月三十日之未償還借款分析如下：

	於二零零九年六月三十日已訂約之借款之到期日				
			償還期		
(百萬美元)	**一年內**	**第二年**	**第三年至第五年**	**五年後**	**總額**
借款					
企業銀行貸款					
— 無抵押	468.3	178.0	558.4	–	1,204.7
項目銀行貸款及透支					
— 有抵押	51.7	–	–	–	51.7
— 無抵押	43.9	129.5	725.3	56.3	955.0
總額	563.9	307.5	1,283.7	56.3	2,211.4
未提取但已承諾之信貸					
銀行貸款及透支	303.5	134.9	497.7	17.6	953.7

於本期間完結後及截至本報告日期，本集團之附屬公司簽訂三份總額為人民幣734,000,000元（相等於107,000,000美元）之無抵押雙邊銀行貸款協議。

於二零零九年六月三十日之借款與現金及銀行結餘貨幣組合如下：

(百萬美元)	**借貸**	**現金及銀行結餘**
港元	1,045.7	37.5
人民幣	272.1	255.9
美元	602.4	92.2
新加坡元	–	12.1
馬元	48.8	8.6
日圓	41.7	4.1
菲律賓披索	59.4	13.8
歐元	141.2	16.0
泰銖	0.1	9.3
其他貨幣	–	3.2
	2,211.4	452.7

除人民幣貸款按中國人民銀行不時規定之利率計息外，所有借款均按浮動利率計息。

於二零零九年六月三十日之或然負債詳情已於本報告所載未經審核財務報表附註23內披露。

庫務政策

誠如二零零八年年報所披露，庫務政策旨在盡量減低利息及貨幣風險，且庫務政策已獲本集團貫徹遵循。未平倉之香港銀行同業拆息及倫敦銀行同業拆息利率掉期合約之本金額、到期情況及固定利率掉期與二零零八年年報所披露者相同。計及利率掉期合約及人民幣計值貸款，本集團已為其45%之未償還貸款固定其利息負債。

經考慮涉及之貨幣風險及取得有關保障之成本後，本集團認為不適宜透過遠期外匯合約就貨幣風險進行大量對沖。

投資物業估值

有關投資物業之香港會計準則被修訂後，本集團若干聯營公司已委聘獨立專業估值師行評估其投資物業（包括興建作未來投資物業用途之物業）於二零零九年六月三十日之公平值。本集團應佔公平值超出其賬面值之部份（扣除遞延税項開支撥備後）為70,900,000美元，已計入期內之綜合收益表。

持作交易用途之金融資產 – 交易證券

投資組合於期內維持不變。繼股市反彈後，本集團錄得未實現公平值收益淨額7,600,000美元（計入應佔之非控制性權益後為7,700,000美元）及股息收入200,000美元（計入應佔之非控制性權益後為200,000美元）。

發展工程

下列項目均在興建中：

	本集團之權益	酒店客房數目	服務式公寓	預計開業日期
中國國內之酒店				
桂林香格里拉大酒店	100%	449	–	二零零九年底
滿洲里香格里拉大酒店	100%	201	16	二零一一年
其他國家之酒店				
法國巴黎香格里拉大酒店	100%	101	–	二零一零年底
奥地利維也納香格里拉大酒店	經營租賃	207	–	二零一零年底
其他項目及綜合發展項目				
青島辦公室大樓	100%	不適用	–	二零零九年底
北京中國國際貿易中心第三期 – Grand Tower（包括國貿大酒店）	40.17%	278	–	二零零九年底
上海浦東Kerry Parkside（包括一間香格里拉管理之酒店）	23.20%	574	182	二零一零年底
天津嘉里中心（包括天津香格里拉大酒店）	20%	528	12	二零一二年
上海靜安嘉里中心（包括靜安香格里拉大酒店）	49%	518	–	二零一二年

發展工程 *(續)*

- 本集團之全資附屬公司已於若干中國國內省級城市（包括三亞及秦皇島）購入土地使用權，以作酒店開發用途，且本集團正檢討開發規模與推出時間表。本集團剛剛展開位於蒙古人民共和國烏蘭巴托之酒店之建築工程，本集團擁有該酒店之75%股本權益。

- 本集團亦於下列各項目中擁有股本權益，並於該等城市為新發展項目購入土地使用權：

  - 位於中國國內南昌市之綜合發展項目之20%權益。

  - 位於中國國內唐山市之綜合發展項目之35%權益。期內合資公司之變動詳情載列於下文「出售及收購」一節。

  - 位於中國國內南京市之綜合發展項目之55%權益。期內合資公司之變動詳情載列於下文「出售及收購」一節。

  - 位於菲律賓馬尼拉都會區Taguig之Bonifacio Global City之綜合發展項目之40%權益。

  本集團現正與合資方檢討該等項目之發展規劃。

- 本集團亦已為英國倫敦擁有195間客房之倫敦橋香格里拉大酒店進行設計及概念性策劃。預期上述以經營租賃方式營運之酒店將於二零一二年開業。

- 鑒於美國現時之經濟情況，及考慮到投資在財務方面之可行性，本集團連同合資公司之主要股東決定不繼續發展位於美國紐約州紐約市610 Lexington Avenue之綜合用途發展項目。本集團已於收益表作出24,800,000美元之撥備，有關撥備為所投入資本及本集團應佔結束該項目之估計開支。

- 附屬公司及本集團應佔聯營公司就所有項目（包括中國國內曲阜市之酒店項目）及其他翻新項目需額外直接作出之估計出資額所涉及出資承擔現時估計為1,371,000,000美元，其中包括本集團就授予聯營公司之銀行貸款將簽立之168,000,000美元擔保。

出售及收購

- 於二零零八年，本集團與其他合資方（嘉里建設有限公司（「嘉里建設」）及Allgreen Properties Limited（「APL」）（兩者均為本公司之關連人士）及Kuok Brothers Sdn. Bhd.（「Kuok Brothers」））組成財團，共同成功摘牌競買中國國內唐山市三幅地塊之土地使用權。合資方於二零零九年一月十五日訂立註銷協議放棄彼等購買該等土地使用權之權利，並分擔合共人民幣21,000,000元（約3,100,000美元）之罰款。於二零零九年二月十一日，相同合資方成功摘牌競買位於同一城市兩幅地塊之土地使用權，並訂立新總合資協議，以就購買及發展地塊成立合資公司，並終止原本之總合資協議。新合資公司之最高投資總額估計為人民幣2,136,000,000元（約312,500,000美元），而本集團佔其中20%，估計相當於62,500,000美元。該地塊的指定用途包括興建酒店。

出售及收購 *（續）*

於二零零九年五月十一日，合資方訂立更替契據，據此Kuok Brothers之附屬公司須向本集團轉讓及更替其於新總合資協議及聯合競買協議內及項下之全部15%權利、所有權及權益（包括Kuok Brothers之附屬公司已支付之部份土地按金人民幣35,850,000元（約5,200,000美元）及其應佔就取消先前之土地競投而支付之罰金），現金代價為45,000,000港元（約5,800,000美元）。有關交易於二零零九年七月經當地之國土資源局批准後完成。本集團於該合資公司之權益增至35%，而其應佔之最高投資總額增至人民幣747,600,000元（約109,500,000美元）。

– 於二零零九年五月八日，本公司之獨立股東批准有關本集團與其他合資方嘉里建設及APL訂立更替契據之關連交易，據此，APL須向本集團轉讓及出讓其於有關購買、持有及發展位於中國國內南京市之地塊之合資公司之總合資協議內及項下之全部15%權利、所有權及權益（包括APL應佔土地使用權而支付之按金）。有關交易於同月經當地之國土資源局批准後完成。本集團於該合資公司之權益增至55%，而其應佔之最高投資總額增至人民幣825,000,000元（約120,800,000美元）。

– 於二零零九年六月，本集團完成關連交易以收購若干菲律賓物業控股公司（擁有宿霧香格里拉麥丹島酒店（「香格里拉麥丹島」）所處之地塊）約93.95%之經濟權益及相關貸款，並出售於Mactan Shangri-La Hotel & Resort, Inc.（「MSH」）（本公司之間接全資附屬公司，其擁有香格里拉麥丹島）約6.05%之股本權益。完成該等交易為本集團將付之土地租賃費用提供經濟對沖及為香格里拉麥丹島未來在相鄰土地上擴展及發展取得足夠土地空間。該等交易之詳情載列於本報告所載簡明綜合財務報表附註22。

– 本期間完結後，於二零零九年七月二十九日，本集團與嘉里建設訂立一項買賣協議。有關交易之詳情載列於本報告所載簡明綜合財務報表附註26(b)內。

管理合約

– 於本報告日期，本集團持有第三方擁有之17間營運中酒店之管理協議。

– 此外，本集團持有11間新酒店之發展協議。該等發展項目分別位於多哈（卡塔爾）（兩間酒店）、多倫多、塞舌爾、班加羅爾（三間酒店）、孟買、澳門（兩間酒店）及莫斯科。

前景

環球經濟狀況繼續為全球酒店業帶來不少挑戰。本集團之酒店業績亦無可避免受到影響。一般而言，由於本集團於中國國內省級城市之酒店主要依賴內地顧客，因而受到全球經濟衰退之影響較國際主要城市之酒店及本集團於東盟地區之酒店輕微。

人力資源

於二零零九年六月三十日，本公司及其附屬公司約有25,100名僱員。本集團所管理之酒店共聘有36,300人。

本集團已按二零零八年年報所披露貫徹執行薪酬政策、購股權計劃及培訓計劃。

購股權

根據本公司股東於一九九七年十二月十六日採納之行政人員購股權計劃（附註4）（「行政人員購股權計劃」）授出而於二零零九年六月三十日尚未行使之購股權股份詳情如下：

	授出日期	批次	於二零零九年一月一日持有之購股權股份數目	期內授出購股權股份數目	期內轉自其他類別	期內轉往其他類別	期內已行使購股權股份數目（附註1）	期內已失效購股權股份數目	於二零零九年六月三十日持有之購股權股份數目	每股購股權股份行使價 港元	可行使期間
1. 連續訂約之僱員	二零零零年一月十五日	I	213,203	-	-	-	(14,764)	-	198,439	8.82	二零零一年一月十五日至二零一零年一月十四日
	二零零零年一月十五日	II	213,203	-	-	-	(38,764)	-	174,439	8.82	二零零二年一月十五日至二零一零年一月十四日
	二零零一年一月十五日	I	33,961	-	-	-	-	-	33,961	8.18	二零零二年一月十五日至二零一一年一月十四日
	二零零一年一月十五日	II	33,960	-	-	-	-	-	33,960	8.18	二零零三年一月十五日至二零一一年一月十四日
2. 其他參與者	二零零零年一月十五日	I	207,042	-	-	-	-	-	207,042	8.82	二零零一年一月十五日至二零一零年一月十四日
	二零零零年一月十五日	II	281,041	-	-	-	-	-	281,041	8.82	二零零二年一月十五日至二零一零年一月十四日
總額：			982,410	-	-	-	(53,528)	-	928,882		

購股權 *（續）*

根據本公司股東於二零零二年五月二十四日採納之購股權計劃（「新購股權計劃」）授出而於二零零九年六月三十日尚未行使之購股權股份詳情如下：

	授出日期	批次	於二零零九年一月一日持有之購股權股份數目	期內授出購股權股份數目	期內轉自其他類別	期內轉往其他類別	期內已行使購股權股份數目 *（附註1）*	期內已失效購股權股份數目	於二零零九年六月三十日持有之購股權股份數目	每股購股權股份行使價 港元	可行使期間
I. 董事											
雷孟成先生	二零零六年六月十六日	II	60,000	–	–	–	–	–	60,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Madhu Rama Chandra RAO先生	二零零五年四月二十八日	II	250,000	–	–	–	–	–	250,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	50,000	–	–	–	–	–	50,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	50,000	–	–	–	–	–	50,000	14.60	二零零八年六月十六日至二零一六年六月十五日
郭孔錀先生	二零零六年六月十六日	II	100,000	–	–	–	–	–	100,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Roberto V. ONGPIN先生	二零零五年四月二十八日	I	75,000	–	–	–	–	–	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	75,000	–	–	–	–	–	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	30,000	–	–	–	–	–	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	30,000	–	–	–	–	–	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Alexander Reid HAMILTON先生	二零零六年六月十六日	I	30,000	–	–	–	–	–	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	30,000	–	–	–	–	–	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Timothy David DATTELS先生	二零零五年四月二十八日	I	75,000	–	–	–	–	–	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	75,000	–	–	–	–	–	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	30,000	–	–	–	–	–	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	30,000	–	–	–	–	–	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Giovanni ANGELINI先生 *（附註2）*	二零零六年六月十六日	I	100,000	–	–	(100,000)	–	–	–	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	100,000	–	–	(100,000)	–	–	–	14.60	二零零八年六月十六日至二零一六年六月十五日
郭雯光女士 *（附註3）*	二零零五年四月二十八日	I	150,000	–	–	(150,000)	–	–	–	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	150,000	–	–	(150,000)	–	–	–	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	60,000	–	–	(60,000)	–	–	–	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	60,000	–	–	(60,000)	–	–	–	14.60	二零零八年六月十六日至二零一六年六月十五日

購股權（續）

		授出日期	批次	於二零零九年一月一日持有之購股權股份數目	期內授出購股權股份數目	期內轉自其他類別	期內轉往其他類別	期內已行使購股權股份數目（附註1）	期內已失效購股權股份數目	於二零零九年六月三十日持有之購股權股份數目	每股購股權股份行使價 港元	可行使期間
2.	連續訂約之僱員	二零零二年五月二十九日	I	269,500	–	–	–	(60,000)	(60,000)	149,500	6.81	二零零三年五月二十九日至二零一二年五月二十八日
		二零零二年五月二十九日	II	150,500	–	–	–	(60,000)	(60,000)	30,500	6.81	二零零四年五月二十九日至二零一二年五月二十八日
		二零零五年四月二十八日	I	2,948,000	–	–	(175,000)	(150,000)	(140,000)	2,483,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
		二零零五年四月二十八日	II	3,714,000	–	–	(280,000)	(150,000)	(165,000)	3,119,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
		二零零六年六月十六日	I	1,875,000	–	–	(157,500)	–	(75,000)	1,642,500	14.60	二零零七年六月十六日至二零一六年六月十五日
		二零零六年六月十六日	II	2,178,500	–	–	(195,000)	–	(75,000)	1,908,500	14.60	二零零八年六月十六日至二零一六年六月十五日
3.	其他參與者	二零零二年五月二十九日	I	275,000	–	–	–	–	–	275,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
		二零零二年五月二十九日	II	285,000	–	–	–	–	–	285,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
		二零零五年四月二十八日	I	–	–	175,000	–	–	–	175,000	11.60	二零零六年四月二十八日至二零零九年十二月三十一日
		二零零五年四月二十八日	I	425,000	–	150,000	–	–	–	575,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
		二零零五年四月二十八日	II	–	–	280,000	–	–	–	280,000	11.60	二零零七年四月二十八日至二零零九年十二月三十一日
		二零零五年四月二十八日	II	425,000	–	150,000	–	–	–	575,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
		二零零六年六月十六日	I	–	–	120,000	–	–	–	120,000	14.60	二零零七年六月十六日至二零零九年十二月三十一日
		二零零六年六月十六日	I	350,000	–	197,500	–	–	–	547,500	14.60	二零零七年六月十六日至二零一六年六月十五日
		二零零六年六月十六日	II	–	–	157,500	–	–	–	157,500	14.60	二零零八年六月十六日至二零零九年十二月三十一日
		二零零六年六月十六日	II	517,500	–	197,500	–	–	–	715,000	14.60	二零零八年六月十六日至二零一六年六月十五日
總額：				15,023,000	–	1,427,500	(1,427,500)	(420,000)	(575,000)	14,028,000		

附註：

1. 緊接購股權獲行使日期前之股份加權平均收市價為12.23港元。

2. Giovanni ANGELINI先生退任本公司董事，由二零零九年四月三十日起生效。

3. 郭雯光女士輪值退任本公司董事，由二零零九年五月二十七日起生效。

4. 於二零零二年五月二十四日舉行之本公司股東特別大會上，本公司之股東批准採納新購股權計劃及終止行政人員購股權計劃之運作，此後不再根據行政人員購股權計劃授出任何購股權，惟行政人員購股權計劃之條文於其他各方面仍繼續完全有效。

5. 期內及於二零零九年六月三十日後及截至本報告日期，並無根據行政人員購股權計劃及新購股權計劃註銷任何購股權。

6. 於二零零九年六月三十日後及截至本報告日期，每股行使價為14.60港元涉及20,000股股份之購股權已經失效。

7. 於二零零九年六月三十日後及截至本報告日期，概無根據行政人員購股權計劃及新購股權計劃行使購股權。

董事於股份、相關股份及債權證之權益及淡倉

於二零零九年六月三十日，根據證券及期貨條例（「證券及期貨條例」）第352條規定本公司須予存置之登記冊所載或根據香港聯合交易所有限公司（「香港聯交所」）證券上市規則（「香港上市規則」）附錄十所載之上市發行人董事進行證券交易的標準守則（「標準守則」）另行向本公司及香港聯交所知會，董事於本公司及其相聯法團（「相聯法團」）（定義見證券及期貨條例第XV部）之股份、相關股份及債權證所擁有之權益及淡倉如下：

(a) 於本公司及相聯法團之股份之好倉

公司名稱	董事姓名	股份類別	持有股份數目 個人權益 *(附註1)*	家屬權益	法團權益	其他權益	總計	於二零零九年六月三十日佔相關公司已發行股本總額之百分比
(i) 本公司	郭孔演先生	普通股	438,240	79,693 *(附註2)*	1,808,240 *(附註3)*	–	2,326,173	0.08%
	雷孟成先生	普通股	833,333	–	–	–	833,333	0.03%
	Madhu Rama Chandra RAO先生	普通股	30,000	–	–	–	30,000	0.00%
	何建源先生	普通股	628,750	–	117,832,393 *(附註4)*	–	118,461,143	4.10%
	郭孔錀先生	普通股	1,032,222	–	–	–	1,032,222	0.04%
	何建福先生（何建源先生之替任董事）	普通股	–	–	117,832,393 *(附註4)*	–	117,832,393	4.08%
(ii) 相聯法團								
Shangri-La Hotel Public Company Limited	雷孟成先生	普通股	10,000	–	–	–	10,000	0.01%

附註：

1. 此等股份由有關董事以實益擁有人身份持有。

2. 此等股份由有關董事之配偶持有。

3. 此等股份透過一家由郭孔演先生及其配偶控制100%權益之公司持有。

4. 77,164,807股股份透過由何建源先生及何建福先生各自擁有50%權益之公司持有。

   4,628,719股股份透過一家由何建源先生及何建福先生各自擁有25%權益之公司持有。

   4,323,268股股份透過一家由何建源先生及何建福先生分別擁有13.33%及7.08%權益之公司持有。

   31,715,599股股份透過由何建源先生及何建福先生分別擁有6.70%及6.81%權益之公司持有。

董事於股份、相關股份及債權證之權益及淡倉（續）

(b) 於本公司及相聯法團之相關股份之好倉

於二零零九年六月三十日，根據行政人員購股權計劃及新購股權計劃授予期內在任本公司董事之購股權之詳情載於本報告「購股權」一節內。

除上文所述者外，於二零零九年六月三十日，董事概無於本公司或其任何相聯法團之股份、相關股份或債權證中擁有須登記於本公司按證券及期貨條例第352條規定而須存置之登記冊或根據標準守則須另行知會本公司及香港聯交所之任何權益或淡倉。

本公司股本中之重大權益

於二零零九年六月三十日，按本公司根據證券及期貨條例第336條規定而須予存置之登記冊所載，下列人士（董事除外）擁有本公司股份及相關股份之權益及淡倉：

(a) 於本公司股份及相關股份之好倉

名稱	持有股份之身份	所持普通股數目	於二零零九年六月三十日佔本公司已發行股本總額之百分比
主要股東			
Kerry Group Limited（「KGL」）*（附註1）*	受控制公司之權益	1,415,692,102	49.06%
嘉里控股有限公司（「嘉里控股」）*（附註2及3）*	實益擁有人	70,460,697	45.69%
	受控制公司之權益	1,248,117,055	
Caninco Investments Limited *（附註3及4）*	實益擁有人	500,582,400	21.75%
	受控制公司之權益	127,034,035	
Paruni Limited *（附註3及4）*	實益擁有人	309,269,059	10.86%
	受控制公司之權益	4,115,154	
主要股東以外之人士			
Darmex Holdings Limited *（附註3及4）*	實益擁有人	265,892,194	9.21%
JPMorgan Chase & Co.	實益擁有人	6,950,100	5.91%
	投資經理	820,600	
	可供借出之股份	162,692,516	

本公司股本中之重大權益*（續）*

(b) 本公司股份及相關股份之淡倉

名稱	持有股份之身份	所持普通股數目	於二零零九年六月三十日佔本公司已發行股本總額之百分比
主要股東以外之人士			
JPMorgan Chase & Co.	實益擁有人	6,560,100	0.23%

附註：

1. 在KGL持有之1,415,692,102股股份中，其中1,318,577,752股股份透過嘉里控股及受其控制公司持有，而97,114,350股股份透過KGL其他全資附屬公司持有。

2. 在嘉里控股持有之1,248,117,055股股份中，其中1,222,562,708股股份透過其全資附屬公司持有；14,687,292股股份透過嘉里控股控制超過三分之一投票權之公司（上文所述之該等全資附屬公司除外）持有；而10,867,055股股份則透過本公司擁有73.61%權益之附屬公司Shangri-La Hotel Public Company Limited之全資附屬公司持有。

3. 此等公司為KGL之全資附屬公司，而彼等於本公司股份中之權益已包括在KGL所持有之權益內。

4. 此等公司為嘉里控股之全資附屬公司，而彼等於本公司股份中之權益已包括在嘉里控股所持有之權益內。

除上文所述者外，於二零零九年六月三十日，本公司並無獲悉任何已登記於本公司根據證券及期貨條例第336條規定而須予存置之登記冊內之本公司股份及相關股份之任何權益及淡倉。

購買、出售或贖回本公司之上市證券

截至二零零九年六月三十日止六個月內，本公司或其任何附屬公司概無購買、出售或贖回本公司之上市證券。

企業管治

本公司明白高透明度之企業管治及對股東負責之重要性。董事會相信，股東可從良好之企業管治中獲得最大利益。因此，本公司會繼續檢討其企業管治架構，以確保其符合一般公認慣例及準則。

期內，本公司已遵守香港上市規則附錄十四所載之企業管治常規守則之所有守則條文，惟郭孔錀先生於二零零九年六月一日調任為非執行董事後，郭孔演先生同時出任本公司主席兼首席執行官。本公司認為合併該兩項職務並無影響，理由是本公司執行董事Madhu Rama Chandra RAO先生繼續擔任本公司之酒店管理附屬公司香格里拉國際飯店管理有限公司之行政總裁，而該公司主要負責經營本集團資產。

企業管治*（續）*

自刊發本公司二零零八年年報後，董事資料有下列變動：

1. Alexander Reid HAMILTON先生出任獨立非執行董事之中華匯房地產有限公司不再於倫敦證券交易所另類投資市場（AIM）上市。

2. 黃啟民先生，銅紫荊星章、太平紳士已獲委任為香港證券及期貨事務監察委員會之非執行董事。

3. Roberto V. ONGPIN先生已獲委任為於菲律賓證券交易所上市之San Miguel Corporation及於倫敦證券交易所上市之Forum Energy PLC之董事。

董事之證券交易

董事會已採納香港上市規則附錄十所載之標準守則，作為本公司董事進行證券交易之守則（「證券交易守則」）。本公司已對所有董事進行特定查詢，彼等確認於期內均已一直遵守證券交易守則所載之規定準則。

股東登記冊

本公司將於二零零九年十月二日（星期五）至二零零九年十月六日（星期二）（包括首尾兩天）之期間內，暫停辦理股份過戶登記。如欲獲得建議派發之中期股息，所有股份過戶文件必須最遲於二零零九年九月三十日（星期三）下午四時三十分前送達本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司辦理登記手續，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

代表董事會
主席
郭孔演

香港，二零零九年九月十一日